COVER DESCRIPTION

Dark green background

1995
ANNUAL
REPORT

LNB
BANCORP, INC.

Beige lettering
Picture of family at Customer Service Desk
Vault in background

INSIDE FRONT COVER

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HALF PAGE INSERT FRONT SIDE

LNB Bancorp, Inc. - Shareholder Information

CORPORATE HEADQUARTERS
The Corporation's headquarters are located at:
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1739
(216) 244-6000

NOTICE OF ANNUAL MEETING
The 1996 Annual Meeting of Shareholders of LNB Bancorp, Inc. will be held at 10:00 a.m. on Tuesday, April 16, 1996 at The Lorain National Bank, 521 Broadway, Lorain, Ohio.

FORM 10-K
A copy of the LNB Bancorp, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to shareholders upon written request to:

Thomas P. Ryan
Executive Vice President
and Secretary
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1739

REGISTRAR
The Lorain National Bank
457 Broadway
Lorain, Ohio 44052-1739
(216) 244-7317

STOCK TRANSFER AGENT
Shareholders requesting information about their stock holdings should contact our Shareholders Relations Department listed below:

The Lorain National Bank
Shareholder Relations Department
457 Broadway
Lorain, Ohio 44052-1739
(216) 244-7317
(800) 860-1007


MARKET MAKERS IN LNB BANCORP, INC. STOCK

Kemper Securities, Lorain, Ohio
McDonald & Company Securities, Inc., Elyria, Ohio
Merrill Lynch, North Olmsted, Ohio
The Ohio Company, Cleveland, Ohio
Pierre R. Smith & Co., Elyria, Ohio

CASH DIVIDEND PAYMENTS

Subject to approval of the Board of Directors, cash dividends are paid on LNB Bancorp Inc.'s common stock on or about the first day of January, April, July, and October.

HALF PAGE INSERT BACK SIDE

Table of Contents

Highlights . . . . . . . . . . . . . . . . . . . . . . . . 1

Common Stock Trading Ranges and
  Cash Dividends Declared  . . . . . . . . . . . . . . . . 1

Corporate Profile . . . . . . . . . . . . . . . . . . . .  1

Message to Our Shareholders  . . . . . . . . . . . . . . . 2

Consolidated Balance Sheets  . . . . . . . . . . . . . . . 6

Consolidated Statements of Income  . . . . . . . . . . . . 7

Consolidated Statements of Cash Flows  . . . . . . . . . . 8

Consolidated Statements of Shareholders' Equity  . . . . . 9

Notes to Consolidated Financial Statements . . . . . . . .10

Report of Management . . . . . . . . . . . . . . . . . . .21

Independent Auditors' Report . . . . . . . . . . . . . . .21

Management's Discussion and Analysis . . . . . . . . . . .22

Selected Quarterly Financial Data  . . . . . . . . . . . .28

Five Year Consolidated Financial Summary . . . . . . . . .29

Directors and Officers of LNB Bancorp, Inc.. . . . . . . .30

Officers of Lorain National Bank . . . . . . . . . . . . .31

Earnings and Stock Performance . . . . . . . . . . . . . .32

Customer Service Locations . . . . . . . . . . . . . . . IBC

                                                           HIGHLIGHTS

December 31,                  1995           1994           1985
----------------------------------------------------------------------
BANKING OFFICES                     17             17             13
OFFICERS AND STAFF                 294            294            259
SHAREHOLDERS                     1,991          1,867          1,349
ASSETS                    $421,603,000   $394,855,000   $251,384,000
DEPOSITS                  $353,455,000   $335,219,000   $222,381,000
NET LOANS                 $272,491,000   $257,975,000   $133,493,000
                        ----------------------------------------------
TOTAL CAPITAL             $ 40,791,000   $ 37,511,000   $ 17,756,000
                        ----------------------------------------------
NET INCOME                $  5,003,000   $  4,432,000   $  2,259,000
                        ----------------------------------------------
SHARES OUTSTANDING           4,039,347      4,000,068      3,694,380
                        ----------------------------------------------
CASH DIVIDENDS DECLARED   $  2,175,000   $  1,905,000   $    783,000
                        ----------------------------------------------

Shares outstanding have been adjusted for five-for-four stock splits in 1995 and 1993 and a two-for-one stock split in 1989 and stock dividends.



                  Common Stock Trading Ranges and Cash Dividends Declared

                          1995                         1994
                 --------------------------------------------------------
                        Bid Price                   Bid Price
                 --------------------------------------------------------
                                     Dividend                    Dividend
                     High     Low     Amount     High     Low     Amount
                   -------  ------  ---------   -------  ------  --------
First Quarter      $24.60   $24.10    $.12      $22.20   $21.00    $.11
Second Quarter      26.50    24.60     .12       23.40    22.20     .11
Third Quarter       27.00    26.50     .14       24.00    23.40     .12
Fourth Quarter      27.50    27.00     .16       24.10    24.00     .14

The shares of common stock, par value $1.00 per share, of LNB Bancorp, Inc. are traded on the over-the-counter market primarily with brokers in the Corporation's service area. There are 4,039,347 common shares outstanding, held by 1,991 shareholders as of December 31, 1995.

Dividend amounts have been adjusted for the 3% stock dividend on April 19, 1994. Dividend amounts, bid prices, and par value have also been adjusted to reflect the five-for-four stock split on April 18, 1995.

The above quoted bid prices may reflect inter-dealer prices, without adjustments for retail markups, markdowns or commissions and may not represent actual transactions.

                                                      Corporate Profile

LNB Bancorp, Inc. is a $422 million locally owned one bank holding company headquartered in Lorain, Ohio. The Bancorp's predecessor, The Lorain National Bank, was formed as a result of the merger of The Lorain
Banking Company and The National Bank of Lorain on January 1, 1961. The Lorain Banking Company was a state bank formed in 1905 and The National Bank of Lorain was a national bank receiving its national charter in 1934. On March 30, 1984, The Lorain National Bank became the wholly owned subsidiary of LNB Bancorp, Inc.

The Lorain National Bank has seventeen banking offices in Lorain, Elyria, Amherst, Avon Lake, Oberlin, Olmsted Township, Vermilion, and Westlake which offer a wide range of commercial and personal banking services.
The major services include checking, savings and time deposits, personal, mortgage, student and commercial loans, home equity loans, Small Business Administration loans, credit cards, an ATM network, and trust and investment management services. The Lorain National Bank is an equal opportunity employer.

END PUBLISHED PAGE 1

Upper left margin black and white photograph of Staley G. Pijor, Chairman, Chief Executive Officer

Message to Our Shareholders

     It pleases us to report that LNB Bancorp, Inc. and its subsidiary, The Lorain National Bank, have enjoyed another successful year of operation. We have recorded increases in all significant areas of financial performance, including 14 consecutive years of earnings growth and a record high dividend payout to shareholders.


A Tradition of Change
     In order to ensure results like these, we continuously refine our strengths and adjust our operations to meet the changing needs of our four publics: our customers, shareholders, employees and community. For more than 90 years, we've faced the challenges of a dynamic financial services industry and we have emerged a leader in local independent banking, serving those publics well.

     Two years ago at this time, our directors announced a management succession plan which would provide leadership of our organization well into the next century. Our 1996 management team with James F. Kidd, President and C.E.O., Thomas P. Ryan, Executive Vice President and Secretary, Gregory D. Friedman, Senior Vice President - C.O.O. and C.F.O., Willard H. DoBrunz, Senior Vice President - Loan Administration,
Michael D. Ireland, Senior Vice President - Operations, Emma N. Mason, Senior Vice President - Trust Investment, and James H. Weber, Senior Vice President - Marketing Adminsitration, has nearly 200 years of combined banking experience. This team will continue to focus its strengths
on issues critical to our bank's success.   In late 1995, we accepted with
regret the retirement of James H. Riddell as a member of our board. The Riddell name will remain, however, as his son Jeffrey has accepted a position on our board. We wish Jim well and thank him for his years of service and at the same time, welcome Jeffrey to our team.

     In 1996, we will respond to many exciting challenges. Our customers are solicited by competitors from around the world, who reach them through the mail, on television, over the phone and now through their home computers. Consumers have more choices now than ever before.

     Our shareholders have more investment opportunities at their disposal than ever before. They are looking for return, for increased value and for growth without undue risk.

     Our employees need training and education to keep pace with the advances of technology and the skills to deal with the changing needs of our customers. Employment opportunities elsewhere are more varied than ever before.

     The communities we serve rely on us to remain involved in civic affairs where our expertise is needed. Our people are continuously sought for seats on boards across our market area. As communities grow, the need for knowledgeable, enthusiastic support is larger than ever before.

END PUBLISHED PAGE 2

Upper right margin black and white photograph of James F. Kidd, President & Chief Operating Officer


     We will address these challenges by employing our strengths - our people and our technology. In November, we announced a new organizational structure, which was designed to position key individuals in management roles where they can make the best use of these two key ingredients.

     We'll develop and market new products and take them to new marketplaces, using new methods of distribution. We'll learn more about our existing customers and find new ways to attract business.

     We'll strive to work as a team, through improved communications and committee structures which lead to a broader exchange of ideas. As a result, we will be a better bank, fortified with a renewed vigor to provide unparalleled customer service.

Earnings Increase
     In 1995 we posted our 14th consecutive year of increased earnings, as net income increased in 1995 by 12.9% over 1994, reaching $5,003,000. Earnings per share also increased to $1.24 for 1995 compared to $1.10 for 1994. Dividends declared per share amounted to $.54 in 1995 compared to $.48 in 1994. It should be noted that dividend amounts have been adjusted to reflect the 3% stock dividend in April of 1994 and the five-for-four stock split in April of 1995.

     Total cash dividends in 1995, including the EXTRA dividend declared by the Board of Directors in November, rose to almost $2,175,000. The cash dividends declared in 1995 represent a 54.9% increase over 1991, when $1,404,000 in cash dividends were paid.

     In each of the last 10 years, an increase in the regular cash dividend has been approved. Cash dividends declared increased 178% since 1985, when the payout totaled $783,000.

     The graphs on page 32 depict the performance of our stock, including accumulation of dividends and market value, over the past 10 years. The graphs display a hypothetical purchase of 100 shares of stock in 1985 and its approximate annual performance without further reinvestment. Also, you will find a graph which displays a history of earnings over the past 10 years on the same page.

     Other financial highlights as of December 31, 1995 include an increase in net loans to $272.5 million, up $14.5 million from 1994 and an increase in total deposits to $353.5 million, up $18.2 million from 1994.

     Total assets of the Bank reached $421.6 million, which represents an increase of $26.7 million over 1994. The return on average assets of LNB Bancorp, Inc. rose from 1.13% in 1994 to 1.21% in 1995.

     Total shareholders' equity increased $3.3 million to $40.8 million, an increase of 8.7% over the year-end 1994 equity position. The ratios of total shareholders' equity to total assets were 9.7% and 9.5% at December 31, 1995 and 1994, respectively.

END PUBLISHED PAGE 3

     LNB Bancorp, Inc. and its subsidiary, The Lorain National Bank, significantly exceed all current regulatory capital guidelines (for more detail, See Management's Discussion & Analysis on page 22.)

Trust & Investment
Management Division
     The Trust & Investment Management Division continues to grow, not only in terms of assets under management, but in the size and scope of its abilities to provide high quality service.

     The Trust & Investment Management Division's assets under management increased 11% in 1995, compared to the same period in 1994. Direct revenues for the division in 1995 increased 11.7%.


1995 Highlights
     In November, we installed a new cash dispensing machine at the Convenient Food Mart at West Erie Avenue and Kolbe Road in Lorain. It is our first location inside a retail establishment where "convenient" shopping and banking come together. This exciting new "mini-ATM" dispenses cash, allows transfers between accounts and provides balance inquiries.

     After 30 years of leasing space at the Lorain Plaza shopping center, we have chosen to construct a full-service branch office at the site of our drive-in facility less than two blocks away at 37th Street and Oberlin Avenue. Upon its completion in May, customers of our Plaza office will enjoy ample parking and a spacious lobby complete with state-of-the-art banking amenities.

     We improved our technological capabilities with the installation of a new main-frame computer, electronic hardware and local area network software in 1995. We have also developed a blueprint to guide our use of technology for 1996 and beyond.

     We developed three new products which will become available to customers bankwide in 1996. Our Four-Point Banking checking package is designed to meet the needs of college students who need a simple banking account while at school. Corporate Connection is a personal computer-based cash management service designed for business customers to manage funds on a daily basis. Customers will soon be able to bank by telephone 24-hours a day by telephone with our new TeleBanker voice response system. All three products will be made available to customers early in 1996.

     In the fall, we made several exterior improvements to our Kansas Avenue office, including the expansion of the customer parking area and a more convenient entranceway to the lobby. We also relocated our Cleveland Street office ATM to the innermost lane to improve serviceability.

END PUBLISHED PAGE 4

     Throughout 1995, our staff received an extensive amount of training in the Use of personal computers and software, sales techniques and customer relations skills. Our training department has been extremely active in providing high quality training and education in areas which directly relate to improved customer service and employee productivity.

     Also in 1995, we developed a new disaster recovery plan for bankwide protection in the event of a major interruption of service. The plan provides highly detailed information critical to the bank's operation in case of emergency.


In Memoriam
     We regrettably acknowledge the passing in 1995 of former director James C. Hageman. His many years of service as a director of both The Lorain National Bank and LNB Bancorp, Inc. is deeply appreciated. Mr. Hageman's knowledge of local industry and banking were invaluable to us. He will not soon be forgotten.


Local Economy
     The future of the Lorain County economy continues to brighten. Through cooperation, teamwork and a re-focused leadership, the expansion and stabilization of our economy has become a reality.

     Through the overall reinvestment by both government and business into our community, we have set a new tone for a strong, aggressive economy, filled with opportunities.

     New industry continues to flow into Lorain County. Corporations like Manco and A.J. Rose are providing new jobs, new tax dollars and a renewed feeling of expansion in our marketplace. These new industries are leading the way for others into our industrial parks and are spurring the development of growth throughout the county.

     As we have for several years, we continue to grow in size physically, yet we have maintained staffing levels over the past several years. We are finding new ways to increase productivity and operate more profitably without adding to staff.

      We appreciate your continued support of our current activities and look forward to a rewarding 1996.


Stanley G. Pijor                        James F. Kidd


/s/ Stanley G. Pijor                    /s/ James F. Kidd
Chairman & Chief Executive Officer      President & Chief Operating Officer


END PUBLISHED PAGE 5

Consolidated Balance Sheets

December 31,                                         1995          1994
-------------------------------------------------------------------------
ASSETS:
Cash and due from banks (note 2)              $ 27,428,000  $ 21,102,000
Federal funds sold and other interest
 bearing instruments                               102,000       173,000
Securities (note 3):
  Securities available for sale                 15,161,000    10,137,000
  Investment securities                         89,405,000    89,387,000
                                             ----------------------------
 Total securities
  (Market value $106,076,000 and
   $97,080,000, respectively)                  104,566,000    99,524,000
                                             ----------------------------
Loans (notes 4 and 14):
  Portfolio loans                              263,824,000   253,889,000
  Loans available for sale                      12,669,000     7,918,000
                                             ----------------------------
Total loans                                    276,943,000   261,807,000
 Reserve for possible loan losses               (4,002,000)   (3,832,000)
                                             ----------------------------
Net loans                                      272,491,000   257,975,000
                                             ----------------------------
Bank premises and equipment, net (note 5)       11,006,000    10,682,000
Accrued interest receivable                      2,764,000     2,391,000
Other assets                                     3,246,000     3,008,000
                                             ----------------------------
TOTAL ASSETS                                  $421,603,000  $394,855,000
                                             ----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits (note 6):
  Demand and other noninterest-bearing
    deposits                                  $ 60,163,000  $ 57,096,000
  Savings and passbook accounts                159,447,000   171,095,000
  Time, including certificates of deposit
   over $100,000 totaling $33,942,000 and
   $26,652,000, respectively                   133,845,000   107,028,000
                                             ----------------------------
Total deposits                                 353,455,000   335,219,000
                                             ----------------------------
Securities sold under repurchase
 agreements and other short-term
 borrowings (note 7)                            24,148,000    19,171,000
Accrued interest payable                         1,250,000       868,000
Taxes and other liabilities (notes 8 and 10)     1,959,000     2,086,000
                                             ----------------------------
Total liabilities                              380,812,000   357,344,000
                                             ----------------------------

Shareholders' equity:
  Common stock, $1.00 par:
   Shares authorized 5,000,000
   Shares issued and outstanding
    4,039,347 and 3,200,054,
    respectively (notes 11, 12 and 13)           4,039,000     3,200,000
  Additional capital                            17,854,000    18,415,000
  Retained earnings (note 9)                    18,856,000    16,028,000
  Net unrealized gain (losses) on
    Securities available for sale,
    net of tax                                      42,000      (132,000)
                                             ----------------------------
Total shareholders' equity                      40,791,000    37,511,000
                                             ----------------------------
Commitments and contingencies (notes 5 and 16)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $421,603,000  $394,855,000
                                             ----------------------------

See accompanying notes to consolidated financial statements

END PUBLISHED PAGE 6

                                         Consolidated Statements of Income

Years ended December 31,             1995           1994           1993
--------------------------------------------------------------------------
INTEREST INCOME:
  Interest and fees on loans:
    Taxable                   $ 24,752,000   $ 21,353,000   $ 20,158,000
    Tax exempt                      75,000         72,000         82,000
  Interest and dividends on
   securities:
    U.S. Treasury securities     5,104,000      4,323,000      4,449,000
    U.S. Government agencies
     and corporations              408,000        170,000        285,000
    States and political
     subdivisions                  452,000        595,000        624,000
    Other debt and equity
     securities                     20,000         20,000         20,000
  Interest on Federal funds
   sold and other interest
   bearing instruments             300,000        297,000        274,000
                             --------------------------------------------
TOTAL INTEREST INCOME           31,111,000     26,830,000     25,892,000

INTEREST EXPENSE:
  Interest on deposits:
   Time certificates of
    $100,000 and over            1,847,000        793,000        740,000
   Other deposits                8,681,000      6,968,000      7,398,000
  Interest on securities sold
   under repurchase agreements
   and other short-term
   borrowings                    1,107,000        755,000        400,000
  Other interest                     1,000         56,000          2,000
                             --------------------------------------------
TOTAL INTEREST EXPENSE          11,636,000      8,572,000      8,540,000
                             --------------------------------------------

NET INTEREST INCOME             19,475,000     18,258,000     17,352,000
  Provision for possible
   loan losses (note 4)            400,000        400,000        500,000
                             --------------------------------------------
NET INTEREST INCOME AFTER
  PROVISION FOR POSSIBLE
  LOAN LOSSES                   19,075,000     17,858,000     16,852,000
                             --------------------------------------------
OTHER INCOME:
  Trust division income          1,038,000        916,000        825,000
  Service charges on deposit
   accounts                      1,360,000      1,300,000      1,284,000

  Other service charges,
   exchanges and fees            1,849,000      1,837,000      1,642,000
  Gains on sales of loans
   and securities                      -0-         70,000        191,000
  Other operating income            40,000         11,000         67,000
                             --------------------------------------------
TOTAL OTHER INCOME               4,287,000      4,134,000      4,009,000

OTHER EXPENSES:
  Salaries and employee benefits
   (notes 10, 11, 12 and 13)     7,926,000      7,675,000      7,318,000
  Net occupancy expense of
   premises (note 5)             1,211,000      1,112,000      1,091,000
  Furniture and equipment
   expenses (note 5)             1,895,000      1,768,000      1,653,000
  Supplies and postage             904,000        837,000        825,000
  FDIC deposit insurance
   premium                         385,000        722,000        699,000
  Ohio franchise tax               508,000        475,000        474,000
  Other operating expenses       3,194,000      3,090,000      2,957,000
                             --------------------------------------------
TOTAL OTHER EXPENSES            16,023,000     15,679,000     15,017,000
                             --------------------------------------------
INCOME BEFORE FEDERAL
  INCOME TAXES                   7,339,000      6,313,000      5,844,000
                             --------------------------------------------
FEDERAL INCOME TAXES (BENEFIT)
 (note 8):
  Current                        2,111,000      1,816,000      1,895,000
  Deferred                         225,000         65,000        (80,000)
                             --------------------------------------------
TOTAL FEDERAL INCOME TAXES       2,336,000      1,881,000      1,815,000
                             --------------------------------------------
NET INCOME                    $  5,003,000   $  4,432,000   $  4,029,000
                             --------------------------------------------
NET INCOME PER SHARE
 (note 15)                         $  1.24        $  1.10        $  1.00
                             --------------------------------------------

See accompanying notes to consolidated financial statements.

END PUBLISHED PAGE 7

Consolidated Statements of Cash Flows

Years ended December 31,             1995           1994           1993
-------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Interest received            $ 30,734,000   $ 26,732,000   $ 26,094,000
 Other income received           4,245,000      4,057,000      3,797,000
 Interest paid                 (11,254,000)    (8,492,000)    (8,638,000)
 Cash paid for salaries
  and employee benefits         (7,832,000)    (7,661,000)    (7,434,000)
 Net occupancy expense of
  premises paid                   (901,000)      (847,000)      (842,000)

 Furniture and equipment
  expenses paid                   (733,000)      (708,000)      (697,000)
 Cash paid for supplies and
  postage                         (904,000)      (837,000)      (825,000)
 Cash paid for other
  operating expenses            (4,354,000)    (4,372,000)    (3,894,000)
 Federal income taxes paid      (1,956,000)    (1,960,000)    (1,838,000)
                             --------------------------------------------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES            7,045,000      5,912,000      5,723,000

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from maturities of
  securities available for sale  2,953,000      7,069,000            -0-
 Proceeds from maturities of
  investment securities         45,799,000     43,905,000     45,832,000
 Proceeds from sales of
  investment securities                -0-            -0-      4,230,000
 Purchases of securities
  available for sale            (7,702,000)    (6,999,000)           -0-
 Purchases of investment
  securities                   (45,914,000)   (40,494,000)   (56,371,000)
 Net (increase) decrease in
  credit card loans               (119,000)       129,000        229,000
 Net (increase) in long-term
  loans                        (14,969,000)   (16,528,000)   (12,344,000)
 Purchases of bank premises,
  equipment and software        (2,276,000)    (4,052,000)    (2,465,000)
 Proceeds from sales of
  bank premises and equipment          -0-            -0-        260,000
                             --------------------------------------------
NET CASH USED IN INVESTING
 ACTIVITIES                    (22,228,000)   (16,970,000)   (20,629,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) in
  demand and other noninterest-
  bearing deposits               3,067,000      6,855,000     (1,815,000)
 Net increase (decrease)
  in savings and passbook
  deposits                     (11,648,000)    (1,801,000)    12,514,000
 Net increase (decrease) in
  time deposits                 26,817,000      9,153,000     (7,417,000)
 Net increase (decrease)
  in securities sold under re-
  purchase agreements and other
  short-term borrowings          4,997,000       (249,000)       539,000
 Proceeds from line of credit          -0-      1,668,000      1,100,000
 Cash paid on line of credit           -0-     (2,768,000)           -0-
 Proceeds from exercise of
  stock options                    278,000         56,000        204,000
 Dividends paid                 (2,073,000)    (1,857,000)    (1,671,000)
                             --------------------------------------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                    21,438,000     11,057,000      3,454,000
                             --------------------------------------------
NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS       6,255,000         (1,000)   (11,452,000)
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF YEAR           21,275,000     21,276,000     32,728,000

                            --------------------------------------------
CASH AND CASH EQUIVALENTS
 AT END OF YEAR               $ 27,530,000   $ 21,275,000   $ 21,276,000
                             --------------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
NET INCOME                    $  5,003,000   $  4,432,000   $  4,029,000
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
  Depreciation and amortization  1,473,000      1,325,000      1,207,000
  Gain on sales of loans and
   securities                          -0-        (70,000)      (191,000)
  Amortization and accretion on
   securities, net                  (4,000)        19,000         45,000
  Amortization of deferred loan
   fees and costs, net             173,000         67,000        (64,000)
  Provision for possible
   loan losses                     400,000        400,000        500,000
  Increase (decrease) in deferred
   Federal income taxes            157,000         65,000        (80,000)
 (Increase) decrease in accrued
   interest receivable            (373,000)      (117,000)       157,000
 (Increase) decrease in
   other assets                   (188,000)      (282,000)       467,000
  Increase (decrease) in accrued
   interest payable                382,000         80,000        (98,000)
  Increase (decrease) in Federal
   income taxes payable            223,000)       (79,000)        23,000
  Increase (decrease) in accrued
   expenses                       (424,000)        65,000       (251,000)
  Others, net                      223,000          7,000        (21,000)
                             --------------------------------------------
NET CASH PROVIDED BY OPERATING
 ACTIVITIES                     $7,045,000     $5,912,000     $5,723,000
                             --------------------------------------------

See accompanying notes to consolidated financial statements.

END PUBLISHED PAGE 8

                           Consolidated Statements of Shareholders' Equity


                                                    Net Unrealized
                                                    Gains (Loss)
Years Ended                                         on Securities  Total
December 31, 1995    Common    Additional   Retained  Available  Shareholders'
1994 and 1993        Stock      Capital     Earnings   for Sale   Equity
-------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,
 1992           $3,067,000 $15,685,000 $13,800,000   $   -0-  $32,552,000
               -----------------------------------------------------------
 Net income            -0-         -0-   4,029,000       -0-    4,029,000
 Cash dividends
  declared,
  $.44 per share       -0-         -0-  (1,725,000)      -0-   (1,725,000)
 Issuance of 37,811

 shares of common
  stock under stock
  option plans      31,000     173,000         -0-       -0-      204,000
               -----------------------------------------------------------
BALANCE AT
DECEMBER 31,
 1993            3,098,000  15,858,000  16,104,000       -0-   35,060,000
               -----------------------------------------------------------
 Net income            -0-         -0-   4,432,000       -0-    4,432,000
 Cash dividends
  declared,
  $.48 per share       -0-         -0-  (1,905,000)      -0-   (1,905,000)
Issuance of 11,668
 shares of common
 stock under stock
 option plans        9,000      47,000         -0-       -0-       56,000
 Market value of
  stock issued in
  payment of 3% stock
  dividend,
  116,206 shares    93,000   2,510,000  (2,603,000)      -0-          -0-
Change in unrealized
 gain(loss) on
 securities available
 for sale, net of tax  -0-         -0-         -0-  (132,000)    (132,000)
               -----------------------------------------------------------
BALANCE AT
 DECEMBER 31,
 1994            3,200,000  18,415,000  16,028,000  (132,000)  37,511,000
               -----------------------------------------------------------

                                                    Net Unrealized
                                                     Gain(Loss) on
Years ended                                           Securities   Total
December 31, 1995    Common    Additional   Retained  Available  Shareholders'
1994 and 1993        Stock      Capital     Earnings   For Sale     Equity
-------------------------------------------------------------------------

Net income             -0-         -0-   5,003,000       -0-    5,003,000
Cash dividends
  declared,
  $.54 per share       -0-         -0-  (2,175,000)      -0-   (2,175,000)
 Issuance of 36,601
  shares of common
  stock under stock
  option plans       36,000    242,000         -0-       -0-      278,000
 Issuance of 802,692
  shares of common
  stock with a fixed
  par value of $1.00,
  under a five-for-four
  stock split       803,000   (803,000)        -0-       -0-          -0-
 Change in unrealized
  gain(loss) on securities

  available for
  sale, net of tax      -0-        -0-         -0-    174,000      174,000
               -----------------------------------------------------------
BALANCE AT
DECEMBER 31,
 1995            $4,039,000 $17,854,000 $18,856,000 $  42,000  $40,791,000
               -----------------------------------------------------------

See accompanying notes to consolidated financial statements.


END PUBLISHED PAGE 9

Notes to Consolidated Financial Statements

December 31, 1995, 1994 and 1993

(1) Summary of Significant Accounting Policies:

(a) Principles of Consolidation:
The consolidated financial statements include the accounts of LNB Bancorp, Inc. (the Corporation) and its wholly owned subsidiary, The Lorain National Bank (the Bank). All material intercompany transactions and balances have been eliminated in consolidation.

(b) Segment of Business:
The Corporation's activities are considered to be a single industry segment for financial reporting purposes.

(c) Cash and Cash Equivalents:
For purposes of reporting in the Consolidated Statements of Cash Flows, cash and cash equivalents include currency on hand, amounts due from banks, Federal funds sold, and securities purchased under resale agreements. Generally, Federal funds sold and securities purchased under resale agreements are for one day periods.

(d) Securities:
Effective January 1, 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the Corporation to classify debt and equity securities as held to maturity, trading or available for sale. The effect on retained earnings at December 31, 1995 and 1994 of adopting SFAS No. 115 is included as a separate component of shareholders' equity in the Consolidated Balance Sheets and represents the after-tax effect of adjusting securities available for sale to fair value. Prior to the adoption of SFAS No. 115, the Corporation recorded investment securities at amortized cost. The Bank does not maintain a trading account.

Investment securities which are classified as being held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Gains or losses on dispositions are based on net proceeds and the carrying value of securities sold, using the specific identification method.

(e) Loans Available for Sale:
The Bank has identified certain commercial and student loans which may be sold prior to maturity. These loans are carried at the lower of amortized cost (carrying value) or estimated market value, determined on an aggregate basis for each type of loan available for sale.

(f) Reserve for Possible Loan Losses:
The Corporation adopted the provision of Statement of Financial Accounting Standards No. 114 (SFAS No. 114), "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" on January 1, 1995. SFAS No.
114 provides guidelines for measuring impairment losses on loans.  Under
SFAS No. 114, a loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of the expected future cash flows discounted at the loans initial effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. The impairment reserve is established by either an allocation of the reserve for possible loan losses or by a provision for possible loan losses, depending upon the adequacy of the reserve for possible loan losses. SFAS No. 118 permits existing income recognition practices to continue.

The provision for possible loan losses is determined based on management's evaluation of the loan portfolio and the adequacy of the reserve for possible loan losses under current economic conditions and such other factors which, in management's judgement, deserve current recognition.

(g) Bank Premises and Equipment:
Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed generally on the straight-line method over the estimated useful lives of the assets.

(h) Other Real Estate Owned:
Other real estate owned is carried in other assets at fair value, net of estimated costs to sell, not to exceed the cost of property acquired through foreclosure. Neither the Corporation nor the Bank carried any other real estate owned at December 31, 1995 or 1994.

(i) Additional Capital and Retained Earnings:
The additional capital account includes amounts received in excess of par value of common stock sold and amounts voluntarily transferred from retained earnings. In the case of stock dividends, the Corporation transfers the market value of shares issued from retained earnings to the common stock and additional capital accounts.

END OF PUBLISHED PAGE 10

(j) Interest and Fees on Loans:
Interest income on loans is accrued on the principal balances of loans outstanding on a "simple interest" basis. Loan origination fees and certain direct origination costs are deferred and amortized over the contractual lives of the related loans using the interest method.

(k) Trust Division Assets and Income:
Property held by the Corporation in fiduciary or agency capacity for its customers is not included in the accompanying financial statements, as such items are not assets of the Corporation. Income from the Trust Division is reported on an accrual basis.

(l) Federal Income Taxes:
In 1993, the Corporation changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes" (see Note 8 "Federal Income Taxes"). Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Reclassifications:
Certain 1993 and 1994 amounts have been reclassified to conform to the 1995 presentation.

(2) Cash and Due From Banks:
In order to meet deposit reserve requirements, the Corporation's subsidiary bank is required to maintain cash on hand and reserve balances at the Federal Reserve Bank. Cash and due from banks included approximately $5,751,000 and $6,143,000 at December 31, 1995 and 1994,
respectively, to meet these deposit reserve requirements.


The average balances maintained in cash on hand and in reserve balances at the Federal Reserve Bank to meet deposit reserve requirements approximated $5,674,000 and $5,719,000, during 1995 and 1994 respectively.

END PUBLISHED PAGE 11

(3) Securities:
The amortized cost, gross unrealized gains and losses and
fair values of securities at December 31, 1995 and 1994
follow:
                                        Gross        Gross
                          Amortized   Unrealized   Unrealized   Fair
December 31, 1995           Cost        Gains        Losses     Value
-------------------------------------------------------------------------
Securities available
 for sale:
  U.S. Treasury
  securities             $ 14,748,000  $  71,000  $( 51,000) $ 14,768,000
  Equity securities           343,000     50,000        -0-       393,000
                          ------------------------------------------------
Total securities
 available for sale        15,091,000    121,000   ( 51,000)    15,161,000
                          ------------------------------------------------

Investment securities:
  U.S. Treasury securities 69,422,000  1,328,000   (146,000)    70,604,000
  Securities of other U.S.
   Government agencies and
   corporations            14,500,000    161,000     (3,000)    14,658,000
  States and political
   subdivisions             5,483,000    183,000   ( 13,000)     5,653,000
                         -------------------------------------------------
Total investment
 securities                89,405,000  1,672,000   (162,000)    90,915,000
                         -------------------------------------------------
Total securities         $104,496,000 $1,793,000  $(213,000)  $106,076,000
                        -------------------------------------------------
                                         Gross        Gross
                            Amortized  Unrealized   Unrealized    Fair
December 31, 1994            Cost        Gains        Losses      Value
-------------------------------------------------------------------------
Securities available
 for sale:
  U.S. Treasury
   securities            $  9,995,000  $     -0- $  (228,000)  $ 9,767,000
  Equity securities           343,000     27,000         -0-       370,000
                        --------------------------------------------------
Total securities
 available for sale        10,338,000     27,000    (228,000)   10,137,000
                        --------------------------------------------------

Investment securities:
  U.S. Treasury securities 80,112,000     14,000  (2,427,000)   77,699,000
  Securities of other U.S.
   Government agencies and
   corporations             1,500,000      2,000      (8,000)    1,494,000
  States and political
   subdivisions             7,775,000     92,000    (117,000)    7,750,000
                         -------------------------------------------------
Total investment
 securities              $ 89,387,000  $ 108,000 $(2,552,000) $ 86,943,000
                        --------------------------------------------------
Total securities         $ 99,725,000  $ 135,000 $(2,780,000) $ 97,080,000
                        --------------------------------------------------

The amortized cost, fair values and yields of debt securities by contractual maturity date at December 31, 1995 follow:

                                                               Fully-Tax
                                    Amortized         Fair    Equivalent
December 31, 1995                     Cost            Value        Yield
-------------------------------------------------------------------------
U.S. Treasury securities
 available for sale:
  Due within 1 year             $  5,749,000    $  5,755,000      5.25%
  After 1 but within
   5 years                         8,999,000       9,013,000      5.55
                              -------------------------------------------
                                  14,748,000      14,768,000      5.43
                              -------------------------------------------
Investment securities:
  Due within 1 year               29,268,000      29,723,000      5.81
  After 1 but within
   5 years                        55,927,000      57,120,000      6.28
  After 5 but within
   10 years                        3,713,000       3,937,000      8.17
  After 10 years                     137,000         135,000      7.25
                               -------------------------------------------
                                  89,405,000      90,915,000      6.20
                               -------------------------------------------
Total                           $104,153,000    $105,683,000      6.07%

                              ===========================================
END PUBLISHED PAGE 12

There were no sales of securities in 1995 and 1994. Proceeds from the sale of securities during 1993 were $4,230,000 resulting in gross realized gains of $140,000 and realized losses of $-0-. All other redemptions during these three years were in the form of proceeds at maturity or calls by the issuers of debt. The carrying value of securities pledged to secure trust and public deposits and for other purposes required by law amounted to $87,922,000 and $76,430,000 at December 31, 1995 and 1994 respectively.

The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted prices of comparable instruments. At December 31, 1995 the securities portfolio contained approximately $3,256,000 in non-rated securities of state and political subdivisions. Based upon yield, term to maturity and market risk, the valuation service estimated the fair value of these securities to be $3,348,000. The majority of these non-rated securities are short-term debt issues of local political subdivisions. Management has reviewed these non-rated securities and has determined that there is no impairment to their value as of December 31, 1995.


(4) Loans and Reserve for Possible Loan Losses:

Loan balances at December 31, 1995 and 1994 are summarized as follows:

December 31,                                        1995           1994
--------------------------------------------------------------------------
Real estate loans (includes loans
 secured primarily by real estate only):
  Construction and land development            $ 24,804,000  $ 24,340,000
  One to four family residential                138,979,000   130,066,000
  Multi-family residential                        7,719,000     7,863,000
  Non-farm non-residential properties            59,419,000    59,185,000
Commercial and industrial loans
 (except those secured primarily
  by real estate)                                17,732,000    16,179,000
Personal loans to individuals:
  Auto, single payment and installment           20,445,000    17,393,000
  Credit card and related plans                   5,073,000     4,986,000
Obligations of states and political
 subdivisions other than securities                 991,000     1,242,000
All other loans                                   1,331,000       553,000
                                      ------------------------------------
TOTAL LOANS                                     276,493,000   261,807,000
 Reserve for possible loan losses                (4,002,000)   (3,832,000)
                                      ------------------------------------
NET LOANS                                      $272,491,000  $257,975,000
                                      ------------------------------------

Activity in the reserve for possible loan losses for 1995, 1994 and 1993 is summarized as follows:

Years ended December 31,             1995           1994           1993
--------------------------------------------------------------------------
Balance at beginning of year      $3,832,000     $3,714,000    $3,406,000
Provision for possible loan
 losses                              400,000        400,000       500,000
Loans charged-off                   (449,000)      (399,000)     (515,000)
Recoveries on loans previously
 charged-off                         219,000        117,000       323,000
                              --------------------------------------------
BALANCE AT END OF YEAR            $4,002,000     $3,832,000    $3,714,000

                              --------------------------------------------

At December 31, 1995 and 1994, $12,669,000 and $7,918,000 of commercial and student loans were available for sale in the secondary market. No provision for possible loan loss on the carrying value of these loans was necessary at December 31, 1995 and 1994. The market value of loans available for sale equaled or exceeded its carrying value.

At December 31, 1995, the Bank had firm commitments for the sale of approximately $1,134,000 of these loans.

At December 31, 1995, the recorded investment in loans has been identified as being impaired and has been evaluated in accordance with SFAS No. 114 and 118 totalled $1,420,000 (of which $518,000 were on a non-accrual basis). Included in the impaired amount is $699,000 related to loans with a corresponding valuation allowance of $239,000. For the year ended December 31, 1995, the average recorded investment in impaired loans was approximately $910,000. The Corporation recognized $103,000 of interest on impaired loans (during the portion of the year that they were impaired), of which $24,000 related to impaired loans for which income is recognized on the cash basis.

END PUBLISHED PAGE 13

(5) Bank Premises and Equipment:

Bank premises and equipment are summarized as follows:
December 31,                                        1995           1994
-------------------------------------------------------------------------
Land                                          $ 1,941,000    $ 1,941,000
Buildings                                       8,777,000      8,549,000
Equipment and furniture                        11,428,000     10,920,000
Leasehold improvements                            441,000        441,000
                            ---------------------------------------------
                                               22,587,000     21,851,000
                            ---------------------------------------------
Less accumulated depreciation
 and amortization                              11,581,000     11,169,000
                            ---------------------------------------------
TOTAL                                         $11,006,000    $10,682,000
                            ---------------------------------------------

Depreciation and amortization of Bank premises and equipment charged to other expense amounted to $1,299,000 in 1995, $1,170,000 in 1994 and $1,052,000 in 1993.

Amortization of purchased software charged to other operating expenses amounted to $174,000 in 1995, $155,000 in 1994 and $155,000 in 1993.

At December 31, 1995, the Bank was obligated to pay rental commitments under noncancelable operating leases on branch offices and certain equipment as follows:

   Year Ending                     Branch
   December 31,                    Offices       Equipment
-----------------------------------------------------------
     1996                          $84,000      $52,000
     1997                           14,000       46,000
     1998                            4,000       12,000
     1999                              -0-       12,000
     2000 and thereafter               -0-          -0-
                                   ------------------------

Rentals paid under leases on branch offices and equipment, respectively, amounted to $115,000 and $68,000 in 1995, $106,000 and $65,000 in 1994 and
$99,000 and $74,000 in 1993.

(6) Deposits:
Deposit balances at December 31, 1995 and 1994 are summarized as follows:

December 31,                                        1995           1994
--------------------------------------------------------------------------
Demand and other noninterest-
bearing deposits:
  Individuals, partnerships
   and corporations                           $  50,513,000  $  47,743,000
  U.S. Government                                 1,612,000      1,595,000
  States and political subdivisions               5,088,000      4,032,000
  Certified, official, travelers
   checks and other                               2,950,000      3,726,000
                                       -----------------------------------
Total demand and other noninterest-
 bearing deposits                                60,163,000     57,096,000
                                       -----------------------------------
Savings and passbook accounts:
  Individuals and non-profit organizations      142,020,000    152,126,000
  Corporations and profit organizations          17,427,000     18,969,000
                                       -----------------------------------
Total savings and passbook accounts             159,447,000    171,095,000
                                       -----------------------------------
Time deposits:
  Individuals, partnerships and
    corporations                                113,473,000     93,484,000
  States and political subdivisions              20,372,000     13,544,000
                                      ------------------------------------
Total time deposits                             133,845,000    107,028,000
                                      ------------------------------------
TOTAL DEPOSITS                                 $353,455,000   $335,219,000
                                      ------------------------------------

The maturity distribution of time certificates of deposit over $100,000 as of December 31, 1995 and 1994 follows:

                                      After 3           After 6
                                      Months            Months
                      Within 3        But Within        But Within
                      Months          6 Months          1 Year
-------------------------------------------------------------------------
December 31, 1995    $21,956,000      $7,659,000        $ 2,559,000
-------------------------------------------------------------------------
December 31, 1994    $17,802,000      $3,357,000        $ 3,680,000
-------------------------------------------------------------------------

                      After 1         After 2
                      Year But        Years But
                      Within          Within
                      2 Years         5 Years           Total
-------------------------------------------------------------------------
December 31, 1995     $  883,000      $  885,000        $33,942,000
-------------------------------------------------------------------------
December 31, 1994     $  600,000      $1,213,000        $26,652,000
-------------------------------------------------------------------------

END PUBLISHED PAGE 14

(7) Short-Term Borrowings:
Information relating to short-term borrowings for the years ended December 31, 1995 and 1994 follows:

December 31,                                        1995           1994
--------------------------------------------------------------------------
Securities sold under repurchase agreements
 and other short-term borrowings
  At December 31:
    Outstanding                                 $24,148,000    $19,171,000
    Interest rate                                     4.981%         5.360%
  Average for the period:
    Outstanding                                 $22,863,000    $21,106,000
    Interest rate                                     4.846%         3.575%
  Maximum month-end outstanding                 $29,121,000    $30,750,000
Construction line of credit
  At December 31:
   Outstanding                                  $       -0-    $       -0-
   Interest rate                                      0.000%         0.000%
  Average for the period:
   Outstanding                                  $       -0-    $ 2,061,000
   Interest rate                                      0.000%         4.895%
 Maximum month-end outstanding                  $       -0-    $ 2,750,000

In December of 1993, the Corporation obtained a $3,000,000 construction line of credit from a commercial bank to fund the expansion of the Bank's main office complex. The Corporation made monthly draws on the line to pay billings from construction contractors. The term of the line was 15 months. The interest rate was based upon the current LIBOR rate plus fifty basis points and was adjustable monthly.

The line was collateralized with $3,400,000 of  U.S. Treasury securities.
During construction the interest and fee from the line were capitalized as part of the construction in progress. When the building was placed into service in August 1994, a total of approximately $61,000 in interest and fees had been capitalized. In December 1994 the line was paid off and expired in February of 1995 with no further draws being made against it.


END PUBLISHED PAGE 16

(8) Federal Income Taxes:
In 1993, the Corporation adopted SFAS No. 109 on a prospective basis. The cumulative effect of this change in accounting method did not have a material impact on the Corporation's consolidated financial position or results of operations.

Income taxes on gains from sales of loans and investment securities are provided at the statutory income tax rate and included on the current portion of the provision.

The following presents a reconciliation of the total Federal income taxes as shown on the Consolidated Statements of Income with that which would be computed by applying the statutory Federal tax rate of 34 percent to income before Federal income taxes.

Years ended December 31,              1995           1994           1993
-------------------------------------------------------------------------

Computed "expected" tax expense $2,495,000     $2,146,000     $1,987,000
 Increase (reduction) in income
  taxes resulting from:
   Tax exempt interest on
    obligations of states
    and political subdivisions    (162,000)      (216,000)      (212,000)
   Other, net                        3,000        (49,000)        40,000
                            ---------------------------------------------
TOTAL FEDERAL INCOME TAXES      $2,336,000     $1,881,000     $1,815,000
                            ---------------------------------------------

Net deferred Federal tax assets of $876,000,$1,101,000 and $1,098,000 at December 31, 1995, 1994 and 1993 respectively, are included in other assets on the consolidated balance sheets. Management believes that it is more likely than not that the deferred tax assets will be realized. The tax effects of temporary differences that give rise to significant portions of the deferred Federal tax assets and deferred Federal tax liabilities are presented below.

December 31,                           1995          1994         1993
-------------------------------------------------------------------------
Deferred Federal tax assets:
  Reserve for possible loan losses    917,000       859,000      839,000
  Deferred compensation               131,000       132,000      118,000
  Accrued pension expense              51,000       106,000      109,000
  Accrued vacation payable            120,000       105,000      102,000
  Deferred loan fees and costs         34,000       162,000      160,000
  Other, net                            2,000        70,000        2,000
                                    ------------------------------------
Total deferred Federal tax assets   1,255,000     1,434,000    1,330,000

Deferred Federal tax liabilities:
  Bank premises and equipment        (214,000)     (147,000)    (111,000)
  Deferred charges                   (165,000)     (186,000)    (121,000)
                                    -------------------------------------
Total deferred Federal tax
  liabilities                        (379,000)     (333,000)    (232,000)
                                    -------------------------------------
NET DEFERRED FEDERAL TAX ASSETS       876,000     1,101,000    1,098,000
                                    -------------------------------------
END PUBLISHED PAGE 16

(9) Parent Company:

Substantially all of the retained earnings of the Corporation represent undistributed net income of its subsidiary. Dividends paid by the subsidiary are subject to restrictions by the Office of the Comptroller of the Currency.

As of December 31, 1995, Bank retained earnings available for payment of dividends without obtaining regulatory approval amounted to approximately $4,597,000. Condensed financial information of LNB Bancorp, Inc. (Parent Company only) is as follows:

Condensed Balance Sheets

ASSETS:
December 31,                                         1995           1994
--------------------------------------------------------------------------

Cash                                             $  753,000    $   941,000
Investment in subsidiary
 at equity in underlying
 value of its net assets                         35,885,000     32,879,000
Investment securities                                   -0-      4,181,000
Securities available for sale                     4,729,000            -0-
Other assets                                         71,000         54,000
                                       -----------------------------------
                                                 $41,438,000   $38,055,000
                                       -----------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
December 31,                                         1995           1994
--------------------------------------------------------------------------
Dividends payable                                $  647,000     $  544,000

Shareholders' equity:
 Common stock, $1.00 par                          4,039,000      3,200,000
 Additional capital                              17,854,000     18,415,000
 Retained earnings                               18,856,000     16,028,000
 Net unrealized gain (loss) on
   securities available for sale                     42,000       (132,000)
                                      ------------------------------------
Total shareholders' equity                       40,791,000     37,511,000
                                      ------------------------------------
                                                $41,438,000    $38,055,000
                                      ------------------------------------

Condensed Statements of Income
Years ended December 31,             1995           1994           1993
--------------------------------------------------------------------------
INCOME:
Cash dividends from subsidiary    $2,094,000     $1,841,000    $4,725,000
Interest and other income            235,000        209,000       106,000
                            ----------------------------------------------
                                   2,329,000      2,050,000     4,831,000
EXPENSES:
Other expenses                        92,000         70,000        74,000
                            ----------------------------------------------
Income before Federal income
 taxes and equity in undistributed
 net income of subsidiary          2,237,000      1,980,000     4,757,000
Federal income tax expense            49,000         47,000        11,000
                            ----------------------------------------------
                                   2,188,000      1,933,000     4,746,000
Equity in undistributed net
 income of subsidiary              2,815,000      2,499,000      (717,000)
                            ----------------------------------------------
NET INCOME                        $5,003,000     $4,432,000    $4,029,000
                            ----------------------------------------------

Condensed Statements of Cash Flows
Years ended December 31,              1995           1994          1993
--------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Dividends from subsidiary         $2,094,000     $1,841,000    $4,725,000
Other, net                            77,000         89,000       (23,000)
                             ---------------------------------------------
NET CASH PROVIDED BY
 OPERATING ACTIVITIES              2,171,000      1,930,000     4,702,000
                             ---------------------------------------------
CASH FLOWS FROM INVESTING AND FINANCING ACTIVITIES:

Proceeds from maturities of
 investment securities               470,000        622,000       496,000
Purchases of investment securities       -0-       (450,000)   (3,654,000)
Purchases of securities available
 sale                             (1,034,000)           -0-           -0-

Proceeds from sale of building
 to Bank                                 -0-      2,855,000           -0-
Construction of Bank premises            -0-     (2,109,000)          -0-
Cash paid on line of credit              -0-     (2,768,000)          -0-
Investment in construction
 in progress, net                        -0-            -0-      (746,000)
Proceeds from line of credit             -0-      1,668,000     1,100,000
Proceeds from exercise of
 stock options                       278,000         56,000       204,000
Dividends paid                    (2,073,000)    (1,857,000)   (1,671,000)
                             ---------------------------------------------
NET CASH USED IN INVESTING
 AND FINANCING ACTIVITIES         (2,359,000)    (1,983,000)   (4,271,000)
                             ---------------------------------------------
NET INCREASE (DECREASE)IN
 CASH AND CASH EQUIVALENTS          (188,000)       (53,000)      431,000
CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                   941,000        994,000       563,000
                             ---------------------------------------------
CASH AND CASH EQUIVALENTS AT
 END OF YEAR                      $  753,000     $  941,000    $  994,000
END OF PUBLISHED PAGE 17     ---------------------------------------------

(10) Retirement Plan:
The Bank maintains a non-contributory defined benefit pension plan covering substantially all of its employees. In general, benefits are based on years of service and the employee's level of compensation. The Bank's policy is to fund the pension plan according to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The net periodic pension costs charged to other expenses amounted to $92,000 in 1995, $128,000 in 1994 and $124,000 in 1993. At December 31, 1995
there were 214 participants in the plan. An analysis of net periodic pension cost for 1995, 1994 and 1993 is presented below.

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 6.50% and 5.00%, respectively for 1995 and 7.75% and 5.50%, respectively for 1994. The expected long-term rate of return on assets was 8.50% and 7.75% for 1995 and 1994.

An analysis which sets forth the plan's funded status at December 31, 1995 and 1994 is also presented below.

Components of Net Periodic
Pension Cost:                         1995           1994           1993
-------------------------------------------------------------------------
Service cost                      $ 184,000      $ 229,000      $ 212,000
Interest cost of projected
 benefit obligation                 466,000        467,000        439,000
Actual return on plan assets     (1,410,000)      (131,000)      (483,000)
Net total of other components       852,000)      (437,000)       (44,000)
                             ---------------------------------------------
Net periodic pension cost         $  92,000      $ 128,000      $ 124,000
                             ---------------------------------------------

Actuarial Present Value of Benefit Obligations:      1995           1994
--------------------------------------------------------------------------
Accumulated benefit obligation including
 vested benefits of $(5,591,000) in 1995
 and $(4,800,000) in 1994                      $(5,644,000)   $(4,924,000)
                                       -----------------------------------
Projected benefit obligation                   $(7,251,000)   $(6,370,000)
Plan assets at market value, primarily
  U. S. Government securities and
  investments in bond and equity funds           7,758,000      6,405,000
                                       -----------------------------------
Plan assets in excess of projected
  benefit obligations                              507,000         35,000
Unrecognized net (gains) losses
  subsequent to transition                        (196,000)       183,000
Unrecognized prior service cost                   (329,000)      (363,000)
Unrecognized net assets, being recognized
 over employees' average remaining
  service life                                    (136,000)      (167,000)
                                       -----------------------------------
Accrued pension cost                           $  (154,000)   $  (312,000)
                                       -----------------------------------

(11) Stock Option Plan:
The Corporation's shareholders approved incentive stock option plans on April 6, 1982 and April 16, 1985 for all officers at or above the position of Vice President or equivalent. Under each plan, 50,000 shares of stock were originally reserved. Options may be granted at fair market value at the date of the grant and, accordingly, no charges are reflected in salaries and employee benefits expense due to the granting of stock options. The excess of the option price over the par value of the shares purchased through the exercise of stock options is credited to additional capital. Options granted under the plans may not be outstanding for periods exceeding 10 years from date of grant. On December 27, 1993, the remaining 21,456 options available for granting under the 1985 plan, were awarded to officers by the employee benefits committee, in accordance with the plan agreement. The grant price of the options was $20.39.

During 1995, stock options amounting to 36,601 shares were exercised at a price range of $4.81 to $20.39. An analysis of the status of the stock option plans as of December 31, 1995 follows:

Plan Year                                 1985                1982
--------------------------------------------------------------------------
Options outstanding:
  Total                                 32,540              12,471
  Vested                                32,540              12,471
Options available for granting             -0-                 -0-
Range of exercise prices          $6.70-$20.39              $15.23
--------------------------------------------------------------------------
Pursuant to the terms of the plans, share information and exercise prices have been adjusted to reflect the impact of stock splits and dividends subsequent to the granting dates of the options.

END PUBLISHED PAGE 18

(12) Employee Stock Ownership Plan:
The Lorain National Bank Employee Stock Ownership Plan (ESOP) is a non-contributory plan that covers substantially all employees.

Contributions by the Bank to the ESOP are discretionary and subject to approval by the Board of Directors. Contributions are expensed in the year in which they are approved and totaled $360,000, $375,000, and $327,000 in 1995, 1994, and 1993, respectively. At December 31, 1995 there were 246 participants in the plan.

Under the terms of the ESOP agreement, Corporation common stock is to be the plan's primary investment. Therefore, it is anticipated that the ESOP will acquire additional Corporation common stock, at fair market value, in future years.

Transactions by the ESOP, relating to activity in the Corporation's common stock, are summarized below:
Years ended December 31,              1995           1994           1993
--------------------------------------------------------------------------
Cash dividend income               $  44,000      $  31,000      $  23,000
Stock dividend/split shares           13,845          1,350          8,419
Shares purchased                      18,958         12,216          8,699
Shares distributed                     3,420            101          3,826
Year end holdings:
Shares                                86,849         57,466         44,001
Market value                      $2,388,000     $1,731,000     $1,155,000
As a percentage of
 total plan assets                     68.6%          57.6%          49.3%

(13) Stock Purchase Plan:
The Bank maintains a voluntary Stock Purchase Plan. Under provisions of the plan, a participating employee can contribute up to 6% of their compensation. The Bank then makes a contribution equal to 50% of each participant's contribution. The plan uses the contributions to purchase Corporation common stock at fair market value. The common stock is distributed to plan participants, under provisions of the plan, based upon the participant's cumulative prorata share of plan assets.

The Bank's 50% matching contributions are expensed in the year in which the associated participant contributions are made and totaled $105,000, $105,000 and $88,000 in 1995, 1994 and 1993, respectively. At December 31,
1995 there were 201 participants in the plan.

Transactions by the Stock Purchase Plan relating to the activity in the Corporation's common stock are summarized below:

Years ended December 31,              1995           1994           1993
--------------------------------------------------------------------------
Cash dividend income              $   66,000     $   63,000     $   54,000
Stock dividend/split shares           25,537          3,052         19,955
Shares purchased                       5,552         18,991          3,130
Shares distributed                    21,238          8,765         14,534
Year end holdings:
Shares                               119,270        109,419         96,141
Market value                      $3,280,000     $3,296,000     $2,524,000
As a percentage of
 total plan assets                     90.8%          96.9%          87.5%

(14) Transactions With Related Parties:
The Corporation, through its subsidiary Bank, makes loans to its officers, directors and their affiliates. These loans are made with substantially the same terms and conditions as transactions with nonrelated parties.

An analysis of loans outstanding to related parties follows:

Years ended December 31,                            1995           1994
-------------------------------------------------------------------------
Aggregate amount at beginning of year          $2,773,000     $3,186,000
Additions (deductions):
  New loans                                       652,000         31,000
  Repayments                                     (529,000)      (444,000)
  Changes in directors and officers
   and/or their affiliations, net                  11,000            -0-
-------------------------------------------------------------------------
Aggregate amount at end of year                $2,907,000     $2,773,000
-------------------------------------------------------------------------


(15) Per Share Data:
Net income per common and common equivalent shares (stock options) have been computed using the weighted average number of shares outstanding during each year after giving consideration to the dilutive effect of shares granted under incentive stock option plans, the 3% stock dividend in 1994 and the five-for-four stock splits in 1995 and 1993.

(16) Commitments and Contingencies:
In the normal course of business, the Corporation is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments are currently limited to commitments to extend credit and standby letters of credit.

These instruments possess credit risk characteristics which are essentially the same as that involved in extending loans to customers and are subject to the Corporation's normal credit policies.

The Corporation's maximum potential obligation to extend credit for financial instruments with off-balance sheet risk at December 31, 1995 was:

   Commitments to extend credit             $60,776,000
   Standby letters of credit                  1,304,000
                                            -----------
      Total                                 $62,080,000
                                            -----------
Most of the Corporation's business activity is with customers located within the Corporation's defined market area. As of December 31, 1995, the Corporation had no significant concentrations of credit risk in its loan portfolio. The Corporation also has no exposure to highly leveraged transactions and no foreign credits in its loan portfolio.

There are various lawsuits and claims pending against the Corporation which arise in the normal course of business. In the opinion of management, any liabilities that may result from pending lawsuits and claims will not materially affect the financial position of the Corporation.

(17) Recent Accounting and Regulatory Pronouncements:
The Financial Accounting Standards Board, the Federal government and Federal regulators have issued several pronouncements and legislation which are or will be impacting the Corporation. These pronouncements are briefly discussed on page 27 of this report.


END PUBLISHED PAGE 19


(18) Estimated Fair Value of Financial Instruments:
Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments", requires that the Corporation disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks and Federal funds sold and other interest-bearing instruments:
For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities:
The fair value of securities is based on quoted prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.

Loans:
For variable rate loans with interest rates that may be adjusted on a quarterly, or more frequent basis, the carrying amount is a reasonable estimate of fair market value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued interest, accounts receivable and other financial assets:
For these short-term financial instruments, the carrying amount is a reasonable estimate of fair value.

Deposits:
Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, money market, checking and NOW accounts, is equal to the amount payable on demand as of December 31, for each year presented. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate certificates of deposit, the carrying amount is a reasonable estimate of fair value.

Securities sold under repurchase agreements and other short-term borrowings:
For this short term debt, the carrying amount is a reasonable estimate of fair value.

Accrued interest payable and other financial liabilities:
For these short-term financial instruments, the carrying amount is a reasonable estimate of fair value.

Commitments to extend credit and standby letters of credit:
The difference between the notional amount and the estimated fair value of these commitments is not material.

Limitations:
Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Estimates of fair value are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial trust division that contributes net fee income annually. The Trust Division is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial instruments include property, plant, and equipment and deferred tax liabilities. In addition, it is not practicable for the Corporation to estimate the tax ramifications related to the realization of the unrealized gains and losses and they have not been reflected in any of the estimates of fair value. The impact of these tax ramifications can have a significant effect on estimates of fair value.

The estimated fair values of the Corporation's financial instruments at December 31, 1995 and 1994 are summarized as follows:

December 31,                 1995                         1994
-------------------------------------------------------------------------
                     Carrying    Estimated      Carrying    Estimated
                      Value      Fair Value      Value      Fair Value
-------------------------------------------------------------------------
Financial assets:
Cash and due from
 banks and Federal
 funds sold and other
 interest-bearing   $ 27,530,000  $ 27,530,000  $ 21,275,000  $ 21,275,000
 instruments        ============  ============  ============  ============

Securities          $104,566,000  $106,076,000  $ 99,524,000  $ 97,080,000
                    ============  ============  ============  ============
Loans               $276,493,000                $261,807,000
 Reserve for
 possible loan        (4,002,000)                 (3,832,000)
 losses             ------------                ------------
Net loans           $272,491,000  $272,754,000  $257,975,000  $258,456,000
                    ============  ============  ============  ============
 Accrued interest,
 accounts receivable
 and other financial
 assets             $  4,424,000  $  4,424,000  $  3,823,000  $  3,823,000
                    ============  ============  ============  ============

Financial liabilities:
Deposits:
Demand deposits,
 savings accounts
 and money market
 deposits           $219,610,000  $219,610,000  $228,191,000  $228,191,000
Certificates of      133,845,000   134,791,000   107,028,000   106,881,000
 deposit            ------------  ------------  ------------  ------------
Total deposits      $353,455,000  $354,401,000  $335,219,000  $335,072,000
                    ============  ============  ============  ============
Securities sold under
 repurchase agree-
 ments and other

 short-term
 borrowings           24,148,000  $ 24,148,000  $ 19,171,000  $ 19,171,000
 repurchase         ============  ============  ============  ============
Accrued interest
 payable and
 other financial    $  2,673,000  $  2,673,000  $  2,336,000  $  2,336,000
 liabilities        ============  ============  ============  ============

END PUBLISHED PAGE 20

Report of Management

To The Shareholders of LNB Bancorp, Inc.     January 16, 1996

  The integrity of the financial statements and other financial information contained in this Annual Report is the responsibility of the management of LNB Bancorp, Inc. Such financial information has been prepared in accordance with generally accepted accounting principles, based on the best estimates and judgement of management.

  LNB Bancorp, Inc. maintains an internal control structure designed to provide reasonable assurance that transactions are executed and recorded in accordance with management's authorizations, that assets are properly safeguarded, that financial information is objective and reliable and that compliance with laws and regulations is maintained. Because of the inherent limitations in any system of internal control there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure and related control procedures provide reasonable assurance that the objectives cited above are being attained.

  The internal control structure includes the careful delineation of functions, the proper selection and training of staff, the communication of policies and procedures consistent with the highest standards of business conduct and the maintenance of an internal audit function that independently evaluates and formally reports on the adequacy and effectiveness of the system.

  The Audit Committee of the Board of Directors is composed entirely of outside directors who are independent of management and meets periodically with both internal and independent auditors to review the results and recommendations of their audits. The Committee selects the independent auditor with approval by the shareholders.

  The accounting firm of KPMG Peat Marwick LLP has been engaged by LNB Bancorp, Inc. to audit its financial statements and their report follows.

/s/ Stanley G. Pijor                  /s/ Gregory D. Friedman

Stanley G. Pijor                      Gregory D. Friedman
Chairman and                          Senior Vice President and
Chief Executive Officer               Chief Financial Officer

                                              Independent Auditors' Report


The Board of Directors
LNB Bancorp, Inc.


  We have audited the accompanying consolidated balance sheets of LNB
Bancorp, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LNB Bancorp, Inc. and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in the notes to consolidated financial statements, in 1994 the Corporation changed its method of accounting for certain investments in debt and equity securities and in 1993 changed its method of accounting for income taxes.


/s/ KPMG Peat Marwick LLP
Cleveland, Ohio
January 16, 1996

END PUBLISHED PAGE 21

Management's Discussion and Analysis

Introduction:
  The following is management's discussion and analysis of the financial condition and results of operations of LNB Bancorp, Inc. (the Corporation). It is intended to amplify certain financial information regarding LNB Bancorp, Inc. and should be read in conjunction with the Consolidated Financial Statements, related Notes, and other financial information and discussions included in the 1995 Annual Report to Shareholders.
  LNB Bancorp, Inc. is a locally owned one bank holding company whose wholly owned banking subsidiary is The Lorain National Bank (the Bank). LNB Bancorp, Inc. is headquartered in Lorain, Ohio and the Bank operates seventeen banking offices in Lorain and western Cuyahoga counties. It is a full service commercial bank offering personal, trust and business services and products. The Bank is committed to enhance its position as a community leader by providing quality customer service.

Earnings Summary:
  LNB Bancorp, Inc.'s consolidated 1995 net income reached a record high of $5,003,000, compared to $4,432,000 in 1994 and $4,029,000 in 1993. Net income for 1995 and 1994 was favorably affected by an increase in net interest income and increased noninterest income. Net income in 1995 was favorably affected by reductions in F.D.I.C. Deposit Insurance Premiums.
  Earnings per share totaled $1.24 for 1995 compared to $1.10 for 1994 and $1.00 for 1993. Prior period earnings per share data have been restated to reflect the five-for-four stock splits in 1995 and 1993 and the 3% stock dividend in 1994. The return on average assets increased to 1.21% in 1995 from 1.13% in 1994 and 1.08% in 1993.

Net Interest Income:

  Net interest income, the difference between interest and loan fee income on earnings assets and the interest paid on deposits and borrowed funds, is the principal source of earnings for the Corporation. Throughout this discussion net interest income is presented on a fully taxable equivalent (FTE) basis which restates interest on tax-exempt securities and loans as if such interest was subject to federal income tax at the statutory rate.
  Net interest income is affected by market interest rates on both earnings assets and interest bearing liabilities, the level of earning assets being funded by interest bearing liabilities, non-interest bearing liabilities and equity and the growth in earning assets. In addition, net interest income is affected not only by management's asset/liability strategies to alter the volume and mix of earning assets and sources of funds, but also such external factors as economic conditions and credit demand.
  A summary of the impacts of volume and rate changes on the Corporation's net interest income is presented on the next page. Changes in net interest income result from changes in both rate and volume. Volume refers to the impact of net changes in the balances of earning assets and interest-bearing liabilities. Rate refers to the impact of net changes in interest rates.

    Net interest income in 1995 increased by $1,121,000 from $18,553,000 in 1994 to $19,674,000 in 1995. This increase was affected by increases in the volume of interest-bearing assets and liabilities plus increases in market interest rates. The cost of funds increased from 2.87% in 1994 to 3.71% in 1995, or a total of 84 basis points. During the same period, the yield on earning assets increased 74 basis points to 8.19% in 1995, compared to 7.45% in 1994, resulting in a decrease in the interest spread by 10 basis points in 1995. The increase in net interest income resulted from increases in the volume of earning assets, which were greater than the increases in the volume of interest-bearing liabilities. Thus, net interest income increased from 1994 to 1995 from increases in interest rates and volumes.
  Net interest income increased by $901,000 in 1994 from $17,652,000 in 1993 to $18,553,000 in 1994. Net interest income in 1994 was affected by increases in the volume of interest-bearing assets and liabilities plus increases in market interest rates during the second half of 1994. The cost of funds dropped from 2.98% in 1993 to 2.87% in 1994, or a total of 11 basis points. During the same period, the yield on earning assets fell 12 basis points to 7.45% in 1994, compared to 7.57% in 1993, resulting in a slight decrease in the interest spread in 1994.
  The net yield on earning assets in 1994 was 5.14% compared to 5.09% in 1994 and 5.10% in 1993. This relatively constant yield reflects the fact that the Corporations's portfolio of earning assets and interest-bearing liabilities are well matched and that Corporate management is responsive to the impacts of competition and regulation.

Results from Operations:

  The Corporation's primary source of interest income is from loans. The relationship of loan income to total interest income, on a fully-tax equivalent basis, was relatively constant, increasing from 79.1% in 1994 to 79.4% in 1995.
  Interest and dividends on securities and Federal funds sold, as a percentage of total interest income, on a fully-tax equivalent basis, decreased from 20.9% in 1994 to 20.6% in 1995. This decrease results from a lower average balance in the security portfolio and Federal funds from 1994 to 1995, even though the market rates on securities decreased from 1994 through 1995. The higher yield in 1995 of the security portfolio is the result of 1993 and some 1994 purchases of securities with higher interest rates than those securities that matured in 1993 and 1994.

END PUBLISHED PAGE 22

                             Condensed Consolidated Average Balance Sheets Fully-Tax Equivalent (FTE) Interest Rate and Interest Differential

December 31, 1995
--------------------------------------------------------------------------
(Dollars in Thousands)           Balance         Interest         Rate
                            ----------------------------------------------
ASSETS:
Securities                       $ 97,242        $ 5,532          5.69%
Securities-tax exempt               8,025            623          7.76
Federal funds sold and other
 interest-bearing instruments       5,143            300          5.83
Commercial loans                  105,277         10,233          9.72
Commercial loans
 tax-exempt                         1,094            103          9.41
Mortgage loans                    120,788          9,638          7.98
Consumer loans                     44,852          4,881         10.88
                            ----------------------------------------------
TOTAL EARNING ASSETS              382,421         31,310          8.19

                            ----------------------------------------------
Reserve for possible loan losses   (3,956)
Cash and due from banks            16,277
Other assets                       17,060
                            ----------------------------------------------
TOTAL ASSETS                     $411,802
                            ----------------------------------------------
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
Time deposits                     199,038          8,636          4.34
Savings deposits                   21,784            510          2.34
Interest-bearing demand            70,224          1,383          1.97
Short-term borrowings              22,864          1,107          4.84
                            ----------------------------------------------
TOTAL INTEREST-                   313,910         11,636          3.71
 BEARING LIABILITIES         ---------------------------------------------

Noninterest-bearing deposits       55,456
Other liabilities                   3,113
Shareholders' equity               39,323
                            ----------------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY            $411,802
                            ----------------------------------------------

NET INTEREST INCOME (FTE)                        $19,674
Taxable equivalent adjustment                       (199)
                            ----------------------------------------------
NET INTEREST INCOME PER
   FINANCIAL STATEMENTS                          $19,475
                            ----------------------------------------------
NET YIELD ON EARNING ASSETS                                       5.14%
                            ----------------------------------------------

                            Condensed Consolidated Average Balance Sheets Fully-Tax Equivalent (FTE) Interest Rate and Interest Differential

December 31, 1994
--------------------------------------------------------------------------
(Dollars in Thousands)              Balance         Interest         Rate
                              --------------------------------------------
ASSETS:
Securities                       $ 93,658        $ 4,513          4.82%
Securities-tax exempt              11,113            859          7.73
Federal funds sold and other
 interest-bearing instruments       7,140            297          4.16
Commercial loans                  104,170          8,777          8.43
Commercial loans
 tax-exempt                         1,328            103          7.76
Mortgage loans                    105,839          8,499          8.03
Consumer loans                     41,008          4,077          9.94
                            ----------------------------------------------
TOTAL EARNING ASSETS              364,256         27,125          7.45
                            ----------------------------------------------
Reserve for possible loan losses   (3,836)
Cash and due from banks            16,277
Other assets                       14,627
                            ----------------------------------------------
TOTAL ASSETS                     $391,324
                           -----------------------------------------------
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
Time deposits                     172,764          5,589          3.24
Savings deposits                   23,796            551          2.32
Interest bearing demand            79,408          1,621          2.04
Short-term borrowings              23,167            811          3.50
                            ----------------------------------------------
TOTAL INTEREST-                   299,135          8,572          2.87
 BEARING LIABILITIES        ----------------------------------------------

Noninterest-bearing deposits       53,143
Other liabilities                   2,626
Shareholders' equity               36,420
                            ----------------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY            $391,324
                            ----------------------------------------------
NET INTEREST INCOME (FTE)                        $18,553
Taxable equivalent adjustment                       (295)
                            ----------------------------------------------
NET INTEREST INCOME PER
  FINANCIAL STATEMENTS                           $18,258
                            ----------------------------------------------
NET YIELD ON EARNING ASSETS                                       5.09%

                           ----------------------------------------------

                            Condensed Consolidated Average Balance Sheets Fully-Tax Equivalent (FTE) Interest Rate and Interest Differential

December 31, 1993
--------------------------------------------------------------------------
(Dollars in Thousands)              Balance         Interest         Rate
                            ----------------------------------------------
ASSETS:
Securities                       $ 88,037        $ 4,754          5.40%
Securities-tax exempt              11,089            889          8.02
Federal funds sold and other
 interest-bearing instruments       9,179            274          2.99
Commercial loans                   99,893          7,771          7.78
Commercial loans tax-exempt         1,613            117          7.25
Mortgage loans                     96,252          8,422          8.75
Consumer loans                     39,913          3,965          9.93
                            ----------------------------------------------
TOTAL EARNING ASSETS              345,976         26,192          7.57
                            ----------------------------------------------
Reserve for possible loan losses   (3,670)
Cash and due from banks            16,450
Other assets                       12,779
                            ----------------------------------------------
TOTAL ASSETS                     $371,535
                            ----------------------------------------------
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
Time deposits                     168,259          5,652          3.36
Savings deposits                   23,751            764          3.22
Interest-bearing demand            79,020          1,722          2.18
Short-term borrowings              15,483            402          2.60
                            ----------------------------------------------
TOTAL INTEREST-                   286,513          8,540          2.98
 BEARING LIABILITIES        ----------------------------------------------

Noninterest-bearing deposits       48,572
Other liabilities                   2,592
Shareholders' equity               33,858
                            ----------------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY            $371,535
                            ----------------------------------------------
NET INTEREST INCOME(FTE)                         $17,652
Taxable equivalent adjustment                       (300)
                            ----------------------------------------------
NET INTEREST INCOME PER
  FINANCIAL STATEMENTS                           $17,352
                            ----------------------------------------------
NET YIELD ON EARNING ASSETS                                       5.10%
                            ----------------------------------------------

                              Rate/Volume Analysis of Net Interest Income
                                                     Fully-Tax Equivalent

Years ended December 31,                    1995 and 1994
-------------------------------------------------------------------------
(Dollars in Thousands)                  Increase (Decrease) In
                                        Interest Income/Expense
                            ---------------------------------------------
                                    Volume            Rate          Total
                            ---------------------------------------------

Securities                      $   173           $  846        $  1,019
Securities-tax exempt              (239)               3            (236)
Federal funds sold and
 other interest-
 bearing instruments                (83)              86               3
Commercial loans                     93            1,363           1,456
Commercial loans tax-exempt         (18)              18             -0-
Mortgage loans                    1,200              (61)          1,139
Consumer loans                      382              422             804
                            ---------------------------------------------
TOTAL INTEREST INCOME             1,508            2,677           4,185
                            ---------------------------------------------
Time deposits                       850            2,197           3,047
Savings deposits                    (47)               6             (41)
Interest-bearing demand            (187)             (51)           (238)
Short-term borrowings               (11)             307             296
                            ---------------------------------------------
TOTAL INTEREST EXPENSE              605            2,459           3,064
                            ---------------------------------------------
NET INTEREST INCOME             $   903           $  218         $ 1,121
                            ---------------------------------------------

<PAGE)49

                              Rate/Volume Analysis of Net Interest Income
                                                     Fully-Tax Equivalent

Years ended December 31,                    1994 and 1993
-------------------------------------------------------------------------
(Dollars in Thousands)                  Increase (Decrease) In
                                        Interest Income/Expense
                            ---------------------------------------------
                                    Volume            Rate          Total
                            ---------------------------------------------

Securities                      $   304           $ (545)        $ (241)
Securities-tax exempt                 2              (32)           (30)
Federal funds sold and
 other interest-
 bearing instruments                (61)              84             23
Commercial loans                    333              673          1,006
Commercial loans tax-exempt         (21)               7            (14)
Mortgage loans                      839             (762)            77
Consumer loans                      109                3            112
                            ---------------------------------------------
TOTAL INTEREST INCOME             1,505             (572)           933
                            ---------------------------------------------
Time deposits                       152             (215)           (63)
Savings deposits                      1             (214)          (213)
Interest-bearing demand               8             (109)          (101)
Short-term borrowings               197              212            409
                            ---------------------------------------------
TOTAL INTEREST EXPENSE              358             (326)            32
                            ---------------------------------------------
NET INTEREST INCOME             $ 1,147           $ (246)       $   901
                            ---------------------------------------------

END PUBLISHED PAGE 23

  The cost of interest-bearing liabilities in 1995 was $11,636,000 compared to $8,572,000 and $8,540,000 in 1994 and 1993, respectively. The unfavorable impact of increases in rates plus increases in volume caused interest expense to increase from 1994 through 1995. Repricing of interest-bearing liabilities from 1994 through 1995 resulted in a significant net unfavorable change in interest expense during 1995. The favorable impact of decreases in deposit rates began to diminish during 1994 and were offset by increases in volume. This caused interest expense to remain relatively constant from 1993 to 1994.
  Total other income in 1995 increased to $4,287,000 compared to $4,134,000 in 1994 for an increase of $153,000. This increase primarily results from increases from Trust Division income of $122,000, and service charges of $60,000.Total other income in 1994 increased by $125,000 to $4,134,000 as compared to 1993. This increase resulted from increases in trust division income of $91,000 and increases of other service charges, exchanges and fees of $195,000. The increase in other service charges, exchanges and fees is the result of pricing increases in credit card and merchant fees. Other operating income and gains on sales of loans and securities decreased by $56,000 and $121,000, respectively.
   Total other expenses increased 2.2% in 1995 compared to 1994 after a 4.4% increase for 1994 compared to 1993. A significant portion of the increases in 1995 and 1994 were the result of the effects of inflation on salaries and benefits plus increases in furniture and equipment expenses.
Total other expenses in 1995 were also affected by decreases in FDIC Deposit Insurance Premiums.
  The effective tax rate of the Corporation was 31.8%, 29.8%, and 31.1% in 1995, 1994, and 1993, respectively. The increase in the effective tax rate in 1995 was primarily due to lower levels of tax-exempt income. The decrease in the effective tax rate in 1994 was due primarily to the favorable outcome of a Federal tax examination. A detailed analysis of Federal income taxes is presented on page 16.
  The Corporation's Consolidated Statements of Income reflect the effects of inflation. Since interest rates, loan demand and deposit levels are related to inflation, the resulting changes in interest sensitive assets and liabilities are reflected in net interest income. Similarly, operating expenses such as salaries, rents and maintenance are affected by inflation. The only major expense items which do not reflect inflation are depreciation and amortization as these expenses are based on original purchase costs.
  Selected quarterly financial data for 1995, 1994 and 1993 is presented on page 28. There were no significant intra-quarter fluctuations except for fourth quarter increases in other income in 1994 and 1995. The increase in other income reflects the realization of annual Trust Division billings which are based on year-end market values.

Provision and Reserve for Possible Loan Losses
  The reserve for possible loan losses is maintained by management at a level considered adequate to cover possible losses. The amount of the provision for possible loan losses charged to operating expenses is the amount necessary, in the opinion of management, to maintain the reserve for possible loan losses at an adequate level. Management determines the adequacy of the reserve based on past experience, changes in portfolio size and mix, relative quality of the loan portfolio and the rate of loan growth, assessments of current and future economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates, which are subject to change over time. While management's periodic analysis of the reserve for possible loan losses may dictate portions of the reserve be allocated to specific problem loans, the entire amount is available for any loan charge-offs that may occur.
  The reserve for loan losses on December 31, 1995, was $4,002,000, or 1.45% of outstanding loans, compared to $3,832,000, or 1.46% at year-end 1994.
  The provision for possible loan losses charged to operating expense was $400,000 in 1995 and 1994. In addition to meeting management's expectations for adequacy, this level of funding for the reserve also kept the Bank's ratio of reserve as a percentage of outstanding loans comparable to that of bank's of similar size, loan portfolio size and mix and credit philosophies.
  Net charge-offs for 1995 were $230,000, as compared to $282,000 for 1994, while charge-offs as a percentage of average loans outstanding for 1995 was 0.08%, compared to 0.11% for 1994.
  Non-performing loans at year-end 1995 were $1,457,000 compared to $737,000 at year-end 1994. Non-performing loans consist of loans past due 90 days or more and loans which have been placed on non-accrual status. As of December 31, 1995, 29% of non-performing loans were Commercial Loans and 71% were Residential Mortgage Loans. This compares to 42.0% and 58%, respectively for the same categories at year-end 1994. Non-performing loans did not have a material impact on interest income during 1993, 1994 or 1995. The quality of the loan portfolio remains fairly high, even though the ratio of non-performing loans to total loans increased from .28% at year-end 1994 to 0.53% at year-end 1995.
  The Corporation's credit policies are reviewed and modified on an ongoing basis in order to remain suitable for management of credit risks within the loan portfolio as conditions change. At December 31, 1995, there were no significant concentrations of credit risk in the loan portfolio. Additional information regarding the loan portfolio is presented on page 13.

END PUBLISHED PAGE 24

Financial Condition:
  The earning assets mix has changed considerably from December 31, 1994 to December 31, 1995. During this period, loans increased by $14,686,000 and securities increased by $5,042,000. Increases in loans are primarily funded by growth in deposits, current retained earnings, and reductions in Federal funds sold. The economy showed moderate growth during 1995 which stimulated loan demand.
  The maturity distribution of debt securities which appears on page 12 of this report, indicates that $100,323,000, or 96.3%, of debt securities mature within the next five year period with $35,383,000, or 34.0% maturing during 1996. At the close of 1994 and 1993 there were no significant differences between the book and fair values of the debt securities portfolio. The fair value of the debt securities portfolio exceeded its amortized cost by $1,530,000 or 1.5%, at the close of 1995.
    Total deposits held by the Corporation increased $18,236,000 during 1995 compared to an increase of $ 14,207,000 during 1994. Interest-bearing deposits represented 83.0% of total deposits at December 31, 1995 and 1994, Noninterest-bearing deposits increased by $3,067,000 while interest-bearing deposits increased by $15,169,000 during 1995. During 1994, noninterest-bearing deposits increased by $6,855,000 while interest-bearing deposits increased by $7,352,000. In both 1995 and 1994, as long-term deposits matured and new funds were deposited, these funds were primarily placed in short-term deposits.
  Total other borrowings, primarily repurchase agreements, increased by $4,977,000 during 1995, following a decrease of $229,000 in 1994. Due to the volatility of customer repurchase agreements all funds generated by repurchase agreement activity enter the Bank's earning assets as short-term investments.

Capital Resources:
  The capital resources of the Corporation and the Bank continue to grow stronger. The percentages of average equity to average assets were 9.55%, 9.31%, and 9.11% for 1995, 1994, and 1993, respectively.
  Federal regulators adopted risk-based capital guidelines for banks and bank holding companies. The guidelines require that percentages be applied to various assets, including off-balance sheet assets, in relation to the regulators' perceived risk. The guidelines establish two components of capital, Tier I and Tier II. For the reporting purposes of the Corporation, Tier I capital consists of shareholders' equity excluding net unrealized gain (loss) on securities available for sale and Tier II capital consists of the allowable portion of the reserve for possible loan losses.
  Under "Prompt Corrective Action" regulations adopted in September of 1992, the FDIC has defined five categories of capitalization (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized). The Corporation meets the "well capitalized" definition which requires a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10%, and a leverage ratio of at least 5% and the absence of any written agreement, order, or directive from any regulatory agency. "Well capitalized" status affords the Corporation the ability to operate with the greatest flexibility under current laws and regulations.

  The Corporation exceeds all applicable capital requirements. An analysis of the Corporation's risk-based capital position at December 31, 1995 and 1994 follows:

December 31,                                         1995           1994
-------------------------------------------------------------------------
Tier I capital -
   Shareholders' equity                            $ 40,749       $ 37,643
Tier II capital -
   Allowable portion of the reserve
    for possible loan losses                          2,857          2,735
                                                 ----------     ----------
Total risk-based capital                           $ 43,606       $ 40,378
                                                 ----------     ----------
Risk-weighted assets                               $228,578       $218,819
Risk weighted off-balance
   sheet assets                                      13,783         12,699
                                                 ----------     ----------
Total risk-weighted assets                         $242,361       $231,518
                                                 ----------     ----------
Tier I capital ratio                                 16.81%       16.26%
Required Tier I capital ratio                         4.00         4.00
Total capital ratio                                  17.99        17.44
Required capital ratio                                8.00         8.00
Leverage ratio - Tier I capital
   as a percentage of average assets                  9.89         9.62
Required leverage ratio                               3.00         3.00

  The Corporation returns a portion of the income it earns to its shareholders in the form of cash dividends. Dividends declared as a percentage of net income were 43.5%, 43.0% and 42.8% in 1995, 1994 and 1993, respectively.

  The Corporation also retains a portion of the income it earns to accommodate current operational and regulatory capital requirements and to fund future growth opportunities. A part of future growth depends on capital expenditure programs. Capital expenditures of approximately $1,600,000 are planned in 1996.

END PUBLISHED PAGE 25

Interest Rate Sensitivity Management:
  Interest rate sensitivity is a measurement of the risk inherent in net interest income attributable to fluctuations in market interest rates.
  The Corporation manages the repricing of interest rate sensitive assets and liabilities to stabilize interest margins and reduce the risk resulting from fluctuations of interest rates. Differences in the repricing of interest rate sensitive assets and liabilities over a period of time is referred to as the interest rate gap. If more rate sensitive assets reprice than rate sensitive liabilities during a given period of time, the period is said to have a positive interest rate gap. If the opposite relationship exists, the period is said to have a negative interest rate gap. When rates are increasing a positive interest rate gap will, with all other factors held constant, result in an increase in the net interest income. When rates are decreasing, a negative interest rate gap will, with all other factors held constant, also result in an increase in the net interest income.

  The table below presents an analysis of the interest rate sensitivity of the Corporation at December 31, 1995. However, this table does not necessarily indicate the impact of general interest rate movements on the Corporation's net interest yield because repricing of various categories of assets and liabilities is discretionary and is subject to competition and other external factors. At December 31, 1995 the Corporation's cumulative twelve month gap position was in a moderate asset-sensitive gap position as illustrated in the following table:

Interest Rate Sensitivity Analysis
                                       After 3          After 6
                                       Months           Months
                         Within 3      But Within       But Within
December 31, 1995        Months        6 Months         1 Year
--------------------------------------------------------------------------
(Dollars in Thousands)
Interest earning
 assets:
   Loans                 $ 129,550     $  19,993         $  29,608
   Securities                6,926        10,175            18,283
   Federal funds
    sold and other
    interest-bearing
    assets                     -0-           102               -0-
                   -------------------------------------------------------
Total interest
 earning assets          $ 136,476        30,270            47,891
                   -------------------------------------------------------
Interest-bearing
 liabilities:
   Savings and other
    non-time deposits       69,851         4,936               -0-
   Time deposits            46,675        36,045            20,957
   Short-term
    borrowings and
    other interest
    bearing
    liabilities             24,148           -0-               -0-
                   -------------------------------------------------------
Total interest
 bearing
 liabilities               140,674        40,981            20,957

                  -------------------------------------------------------
INTEREST RATE
 SENSITIVITY GAP         $  (4,198)    $ (10,711)         $ 26,934
                    ------------------------------------------------------
CUMULATIVE INTEREST
 RATE SENSITIVITY        $  (4,198)    $ (14,909)         $ 12,025
 GAP
                   -------------------------------------------------------
CUMULATIVE INTEREST
 RATE SENSITIVITY
 GAP AS A PERCENTAGE
 OF TOTAL INTEREST
 EARNING ASSETS             (1.10%)       (3.91%)            3.15%
                   -------------------------------------------------------

                         After 1
                         Year But
                         Within        After 5
December 31, 1995        5 Year        Years         Total
--------------------------------------------------------------------------
(Dollars in Thousands)
Interest earning
 assets:
   Loans                 $  89,846     $   7,496     $ 276,493
   Securities               65,332         3,850       104,566
   Federal funds
    sold and other
    interest-bearing
    assets                     -0-           -0-           102
                   -------------------------------------------------------
Total interest
 earning assets            155,178        11,346       381,161
                   -------------------------------------------------------
Interest-bearing
 liabilities:
   Savings and other
    non-time deposits       84,660           -0-       159,447
   Time deposits            30,168           -0-       133,845
   Short-term
    borrowings and
    other interest
    bearing
    liabilities                -0-           -0-        24,148
                   -------------------------------------------------------
Total interest-
 bearing
 liabilities               114,828           -0-       317,440
                   -------------------------------------------------------
INTEREST RATE
 SENSITIVITY GAP         $  40,350     $  11,346     $  63,721
                    ------------------------------------------------------
CUMULATIVE INTEREST
 RATE SENSITIVITY
 GAP                     $  52,375     $  63,721
                   -------------------------------------------------------
CUMULATIVE INTEREST
 RATE SENSITIVITY
 GAP AS A PERCENTAGE
 OF TOTAL INTEREST

 EARNING ASSETS             13.74%        16.72%
                   -------------------------------------------------------

Liquidity Management:
  Liquidity measures a corporation's ability to generate cash or otherwise obtain funds at reasonable prices to fund commitments to borrowers as well as the demands of depositors and debt holders. Principal internal sources of liquidity for the Corporation and the Bank are cash and cash equivalents, Federal funds sold, and the maturity structures of investment securities and portfolio loans. Securities and loans available for sale provide another source of liquidity through the cash flows of these interest-bearing assets as they mature or are sold.

  On December 31, 1995, cash and cash equivalents equaled $27,530,000 or 6.5% of total assets. The change in cash and cash equivalents is shown in the Consolidated Statement of Cash Flows and arises from operating, investing and financing activities.
  The adjustments to reconcile 1995 net income to net cash provided by operating activities primarily consists of depreciation and amortization of $1,473,000 and a provision of possible loan losses of $400,000. These items represent expenses included in net income which do not represent an expenditure or receipt of cash.

END PUBLISHED PAGE 26

Liquidity Management (continued):
  The cash flows from investing activities relate primarily to securities, loans and purchases of capital assets. Net cash used in investing activities was $22,228,000. Cash used in investing activities resulted from net increases in securities of $4,864,000. Cash used in investing activities included net loan increases of $15,088,000 and purchases of capital assets of $2,276,000.
  Net cash provided by financing activities was $21,438,000. Cash provided by financing activities included increases in deposits of $18,236,000, increases in securities sold under repurchase agreements of $4,997,000 and proceeds from stock options exercised of $278,000. Cash used by financing activities primarily included dividends paid of $2,073,000. These cash flows resulted in a $6,255,000 increase in cash and cash equivalents from December 31, 1994 to December 31, 1995.
  The Corporation can obtain additional liquidity from off-balance sheet sources which include the purchase of Federal funds from correspondent banks and borrowing from the Federal Reserve Bank's discount window. At year-end, the Bank had available Federal funds facilities in excess of $9,000,000 at three correspondent banks. The internal and external sources of funds for liquidity, in the opinion of management, satisfy the liquidity needs of the Corporation.

Impacts of Accounting and Regulatory Pronouncements:
  Corporate management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have a material effect on the liquidity, capital resources, or operations of the Corporation. However, the potential impact of certain accounting and regulatory pronouncements warrant further discussion.

The Financial Accounting Standards Board (FASB) has issued:

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-
   Lived Assets to Be Disposed Of"
Implementation date by the Corporation: January 1, 1996
Impact on the Corporation: This Statement establishes accounting standards for the impairment of long-lived assets. Corporate management does not believe that adoption of SFAS No. 121 will have a significant impact on net income.

SFAS No. 123, "Accounting for Stock Based Compensation"
Implementation date by the Corporation: January 1, 1996
Impact on the Corporation: This Statement provides elective accounting for stock-based employee compensation arrangements using a fair value model. Companies currently accounting for such arrangements under APB Opinion 25 "Accounting for Stock Issued to Employees," may continue to do so: however, SFAS No. 123 supersedes the disclosure requirements of Opinion 25. Corporate management does not believe that adoption of SFAS No. 123 will have a significant impact on net income, but will increase disclosure requirements for stock based compensation.

All other applicable Statements of Financial Accounting Standards that have been issued and have effective dates impacting 1995 and prior years financial statements have been adopted by the Corporation. Corporate management believes there are no Statements of Financial Accounting Standards which have been issued and have implementation dates in the future which will materially impact the financial statements of future years.

Significant actions by the Federal government and its agencies, affecting the financial institutions industry in general, are currently having and will continue to have an impact on the Corporation. A discussion of these actions follows:

"Omnibus Budget Reconciliation Act of 1993"
Effective date of impact on the Corporation: August 10, 1993
Impact on the Corporation: Although the cost of tax compliance will increase, Corporate management does not anticipate that this tax act will have a material impact on net income.

"The President's Reform Plan for the Savings and Loan
Industry" and subsequent action by the FDIC:
Effective date (direct impact on the Corporation):
January 1, 1990

Impact on the Corporation: During 1993, a risk-related assessment system was developed by the Federal Deposit Insurance Corporation. Effective, January 1, 1993, the Bank was assigned to the lowest deposit insurance assessment rate currently possible. Under the system, the FDIC will reevaluate the Bank's deposit insurance rate on a semi-annual basis. The Corporation's subsidiary Bank will have a significantly lower deposit insurance assessment rate for the second half of 1995. The FDIC has approved a new rate schedule due to the fact that the Bank Insurance Fund (BIF) has reached its designated reserve ratio. The new rates became effective September 15, 1995 and are applied retroactive to June 1, 1995. June is the month following the month in which the BIF reached the 1.25 percent reserve ratio mandated by the Federal Deposit Insurance Corporation Improvement Act (FDICIA).

During the third quarter of 1995, the Bank received a refund for second and third quarter FDIC Insurance Premiums totalling about $207,000. The Bank was assigned to the lowest deposit insurance assessment rate under the September, 15 1995 guidelines.

END PUBLISHED PAGE 27

Selected Quarterly Financial Data

Quarterly financial and per share data for the years ended December 31, 1995, 1994 and 1993 are summarized as follows:

                               First       Second      Third      Fourth
                              Quarter      Quarter    Quarter     Quarter
--------------------------------------------------------------------------
Total interest income  1995 $7,346,000  $7,789,000  $7,900,000  $8,076,000
                       1994  6,197,000   6,480,000   6,901,000   7,252,000
                       1993  6,501,000   6,462,000   6,507,000   6,422,000
--------------------------------------------------------------------------
Total interest expense 1995  2,716,000   2,992,000   2,932,000   2,996,000
                       1994  1,928,000   1,972,000   2,176,000   2,496,000
                       1993  2,226,000   2,156,000   2,134,000   2,024,000
--------------------------------------------------------------------------
Net interest income    1995  4,360,000   4,797,000   4,968,000   5,080,000
                       1994  4,269,000   4,508,000   4,725,000   4,756,000
                       1993  4,275,000   4,306,000   4,373,000   4,398,000
--------------------------------------------------------------------------
Provision for possible 1995    100,000     100,000     100,000     100,000
 loan losses           1994    100,000     100,000     100,000     100,000
                       1993    150,000     100,000     125,000     125,000
--------------------------------------------------------------------------
Net interest income    1995  4,530,000   4,697,000   4,868,000   4,980,000
 after provision for   1994  4,169,000   4,408,000   4,625,000   4,656,000
 possible loan losses  1993  4,125,000   4,206,000   4,248,000   4,273,000
--------------------------------------------------------------------------
Other income           1995  1,078,000   1,005,000   1,089,000   1,115,000
                       1994    929,000   1,033,000   1,060,000   1,112,000
                       1993    918,000   1,052,000   1,009,000   1,030,000
--------------------------------------------------------------------------
Other expenses,        1995  4,521,000   4,524,000   4,648,000   4,666,000
 including Federal     1994  4,064,000   4,360,000   4,552,000   4,584,000
  income taxes         1993  4,041,000   4,276,000   4,237,000   4,278,000
--------------------------------------------------------------------------
Net income             1995 $1,087,000  $1,178,000  $1,309,000  $1,429,000
                       1994  1,034,000   1,081,000   1,133,000   1,184,000
                       1993  1,002,000     982,000   1,020,000   1,025,000
--------------------------------------------------------------------------
Net income per share   1995      $ .27       $ .29       $ .33       $ .35
                       1994        .26         .27         .28         .30
                       1993        .25         .25         .25         .26
--------------------------------------------------------------------------
Dividends paid per
  share (1)            1995      $ .12       $ .12       $ .14       $ .16
                       1994        .11         .11         .12         .14
                       1993        .10         .10         .11         .13
--------------------------------------------------------------------------
(1) All share and per share data have been adjusted to reflect the five-for-four stock splits in 1993 and 1995, and 3 percent stock dividends in all other years presented.

END PUBLISHED PAGE 28

Five Year Consolidated Financial Summary
CONDENSED STATEMENTS OF INCOME - YEARS ENDED DECEMBER 31,
                                     1995           1994           1993
--------------------------------------------------------------------------
Total interest income            $31,111,000    $26,830,000    $25,892,000
Total interest expense            11,636,000      8,572,000      8,540,000
                             ---------------------------------------------
Net interest income               19,475,000     18,258,000     17,352,000

Provision for possible
loan losses                          400,000        400,000        500,000
Other income                       4,287,000      4,064,000      3,818,000
Gains from sales
 of loans and securities                 -0-         70,000        191,000
Other expense                     16,023,000     15,679,000     15,017,000
                             ---------------------------------------------
Income before Federal
 income taxes                      7,339,000      6,313,000      5,844,000
Federal income taxes               2,336,000      1,881,000      1,815,000
                             ---------------------------------------------
NET INCOME                       $ 5,003,000    $ 4,432,000    $ 4,029,000
                             ---------------------------------------------

CONDENSED BALANCE SHEETS - DECEMBER 31,
                                     1995           1994           1993
--------------------------------------------------------------------------
Cash and cash equivalents       $ 27,530,000   $ 21,275,000   $ 21,276,000
Securities                       104,566,000     99,524,000    103,086,000
Net loans                        272,491,000    257,975,000    242,043,000
Other assets                      17,016,000     16,081,000     13,211,000
                             ---------------------------------------------
TOTAL ASSETS                    $421,603,000   $394,855,000   $379,616,000
                             ---------------------------------------------
Total deposits                  $353,455,000   $335,219,000   $321,012,000
Other borrowings                  24,148,000     19,171,000     19,400,000
Other liabilities                  3,209,000      2,954,000      4,144,000
                             ---------------------------------------------
Total liabilities                380,812,000    357,344,000    344,556,000
                             ---------------------------------------------
Total shareholders' equity        40,791,000     37,511,000     35,060,000
                             ---------------------------------------------
TOTAL LIABILITIES
AND SHAREHOLDERS' EQUITY        $421,603,000   $394,855,000   $379,616,000
                             ---------------------------------------------
SHARE DATA
                                      1995           1994           1993
--------------------------------------------------------------------------
Per share data (1):
Net income (2)                        $ 1.24         $ 1.10         $ 1.00
Cash dividends                        $  .54         $  .48         $  .44
Cash dividends declared           $2,175,000     $1,905,000     $1,725,000
Net increase in
shareholders' equity              $3,280,000     $2,451,000    $ 2,508,000
Book value per share (1)              $10.10         $ 9.38         $ 8.79
Number of shares out-
standing at end of year (1)        4,039,347      4,000,068      3,988,360
--------------------------------------------------------------------------

Five Year Consolidated Financial Summary
CONDENSED STATEMENTS OF INCOME - YEARS ENDED DECEMBER 31,
                                                    1992           1991
--------------------------------------------------------------------------
Total interest income                           $27,465,000    $30,080,000
Total interest expense                           10,223,000     14,087,000
                                            ------------------------------
Net interest income                              17,242,000     15,993,000
Provision for possible
loan losses                                         700,000        600,000
Other income                                      3,605,000      3,612,000
Gains from sales of loans
and securities                                       14,000            -0-
Other expense                                    14,785,000     14,164,000

                                            ------------------------------
Income before Federal
income taxes                                      5,376,000      4,841,000
Federal income taxes                              1,550,000      1,329,000
                                            ------------------------------
NET INCOME                                      $ 3,826,000    $ 3,512,000
                                            ------------------------------

CONDENSED BALANCE SHEETS - DECEMBER 31,             1992           1991
--------------------------------------------------------------------------
Cash and cash equivalents                       $32,728,000    $24,060,000
Securities                                       96,631,000     95,600,000
Net loans                                       230,364,000    220,458,000
Other assets                                     12,503,000     11,611,000
                                            ------------------------------
TOTAL ASSETS                                   $372,226,000   $351,729,000
                                            ------------------------------
Total deposits                                 $317,730,000   $301,953,000
Other borrowings                                 18,861,000     16,509,000
Other liabilities                                 3,083,000      3,129,000
                                            ------------------------------
Total liabilities                               339,674,000    321,591,000
                                            ------------------------------
Total shareholders' equity                       32,552,000     30,138,000
                                            ------------------------------
TOTAL LIABILITIES
AND SHAREHOLDERS' EQUITY                       $372,226,000   $351,729,000
                                            ------------------------------

SHARE DATA                                          1992           1991
--------------------------------------------------------------------------
Per share data (1):
Net income (2)                                       $  .97         $  .88
Cash dividends                                       $  .39         $  .36
Cash dividends declared                         $ 1,555,000    $ 1,404,000
Net increase in
shareholders' equity                            $ 2,414,000    $ 2,280,000
Book value per share (1)                             $ 8.24          $7.68
Number of shares out-
standing at end of year (1)                       3,949,414      3,922,754
--------------------------------------------------------------------------

(1) All share and per share data have been adjusted to reflect the five-for-four stock splits in 1993 and 1995 and 3 percent stock dividends in all other years presented.
(2) Net income per share is computed using the weighted average number of shares outstanding during each year.

END PUBLISHED PAGE 29

Directors and Officers of LNB Bancorp, Inc.

Directors

James L. Bardoner
   Retired, Former President
   Dorn Industries, Inc.

Daniel P. Batista
   Attorney/Partner
   Cook & Batista Co., L.P.A.

Wellsley O. Gray
   Sales Consultant
   Smith Dairy Company

James F. Kidd
   President and
   Chief Operating Officer
   LNB Bancorp, Inc. and
   Lorain National Bank

David M. Koethe
   Chairman of the Board
   The Lorain Printing Company

Benjamin G. Norton
   Employee and Community
   Relations Manager
   RelTec Corporation - Lorain Products

Stanley G. Pijor
   Chairman and
   Chief Executive Officer
   LNB Bancorp, Inc. and
   Lorain National Bank

James H. Riddell*
   Chairman of the Board
   Consumers Builders Supply Company
   President, Consumeracq, Inc.

* Retired as a Director in November 1995

Jeffrey F. Riddell
   President
   Consumers Builders Supply Company
   Vice President and Chief Executive Officer,
   Consumeracq, Inc.

Thomas P. Ryan
   Executive Vice President
   and Secretary/Treasurer
   LNB Bancorp, Inc.
   Executive Vice President
   and Secretary
   Lorain National Bank

Don A. Sanborn
   Retired

T. L. Smith, M.D.
   Retired Physician

Eugene M. Sofranko
   President and
   Chief Executive Officer
   Lorain Glass Company, Inc.

Paul T. Stack
   Manufacturer's Representative

   Coley's Inc. and
   A-1 Welding and Fabricating, Inc.

Leo Weingarten
   Retired


Officers

Stanley G. Pijor
   Chairman and
   Chief Executive Officer

James F. Kidd
   President and
   Chief Operating Officer

Thomas P. Ryan
   Executive Vice President
   and Secretary/Treasurer

Gregory D. Friedman
   Senior Vice President and
   Chief Financial Officer

Willard H. DoBrunz
   Senior Vice President

Michael D. Ireland
   Senior Vice President

Emma N. Mason
   Senior Vice President

James H. Weber
   Senior Vice President


END PUBLISHED PAGE 30

                                        Officers of Lorain National Bank

Executive Offices

   Stanley G. Pijor
   Chairman and Chief Executive Officer

   James F. Kidd
   President and Chief Operating Officer

   Thomas P. Ryan
   Executive Vice President
   and Secretary

Administration

   James H. Weber
   Senior Vice President

   Debra R. Brown
   Vice President

   Carol A. Mesko
   Assistant Vice President

   Teresa E. Kreger
   Employment Officer

   James E. Long
   Assistant Vice President

   Susan I. Tuttle
   Assistant Cashier

   Marianne Kocak
   Assistant Vice President

   Robert J. Witkowski
   Maintenance Officer

   Teresa E. George
   Assistant Cashier

Audit Division

   David P. Krebs
   Vice President

   Gary W. Sedlak
   Assistant Vice President
   and Compliance Officer

   Carol A. Cavanaugh
   Senior Staff Auditor

   Dan P. Dudziak
   Senior Staff Auditor

   Randy E. Lottman
   E.D.P. Auditor

Loan Division

   Willard H. DoBrunz
   Senior Vice President

   Edwin F. Klenz
   Vice President

   Sandra L. Kotradi
   Vice President

   Bruce Diso
   Vice President

   Kenneth P. Wayton
   Vice President

   Ellen M. Walsh
   Vice President

   Joan M. Raymond
   Assistant Vice President

   Karen L. Borer
   Assistant Vice President

   Denise M. Kosakowski
   Assistant Vice President

   John A. Funderberg
   Assistant Vice President

   Robert D. Asik
   Consumer Retail Officer


Fiscal Division

   Gregory D. Friedman
   Senior Vice President and
   Chief Financial Officer

   Mitchell J. Fallis
   Vice President
   and Controller



Marketing Division

   Steven F. Cooper
   Assistant Vice President

Trust and Investment
Management Division

   Emma N. Mason
   Senior Vice President

   Gerald S. Falcon
   Vice President

   Edward J. Baker
   Vice President

   Brian D. Morgan
   Vice President

   Patrick E. Sheridan
   Investment Officer

   James E. Carpenter
   Assistant Trust Officer

   Jodi L. Penwell
   Assistant Trust Officer


Operations and Consumer
Revolving Credit Divisions

   Michael D. Ireland
   Senior Vice President

   Larry R. Johnson
   Vice President

   Frances V. Lesniak
   Vice President

   Larry A. Hill
   Assistant Vice President

   Donna Jean Phillips
   Assistant Vice President

   Jeanne C. Maschari
   Assistant Vice President

   Patricia L. Cole
   Operations Officer

Banking Offices

   Amherst Office
   G. Dale Rosenkranz
   Vice President

   Fred W. Zemanek
   Assistant Cashier

   Avon Lake Office
   Charles A. DeAngelis
   Assistant Vice President

   Cleveland Street Office
   Timothy J. Gallagher
   Vice President

   Kansas Avenue Office
   Connie Sklarek
   Branch Manager

   Lake Avenue Office
   Christine M. Weber
   Assistant Cashier

   Main Office & 6th St. Drive-In
   Joel A. Krueck
   Assistant Vice President
   and CRA Officer

   Rita M. Hoyt
   Assistant Branch Manager

   Oberlin Office & Kendal at Oberlin
   Marilyn R. Krasienko
   Assistant Vice President

   Olmsted Office
   Diana L. Schmittgen
   Assistant Cashier

   Pearl Avenue Office
   Keith H. Kapanke
   Assistant Cashier

   Plaza Office & Oberlin Ave. Drive-In
   Jennifer M. Nickolls
   Assistant Vice President

   Second Street Office
   James E. Schmittgen
   Assistant Vice President

   Vermilion Office
   Robert B. White
   Assistant Vice President

   The Crossings of Westlake Office
   Susan M. Neiding
   Vice President

   West Park Drive Office
   Patricia A. Wolanczyk
   Branch Manager

END PUBLISHED PAGE 31

EARNINGS AND STOCK PERFORMANCE

10 Year Earnings History

(10 Year Earnings History graph follows in printed version with years 1986 through 1995 on the X-axis and earnings on the Y-axis in $1,000,000.00 increments ranging from $0 to $5,000,000.00. The graph is a horizontal bar graph. The co-ordinates, by year, which are presented in the table below are plotted on the previously described grid along with an accompanying legend for indentification purposes.)

The graph above depicts the earnings history of LNB Bancorp, Inc. from 1986 through 1995.

The Corporation's management team is proud of its record of continuously increasing profits over this ten year period.

Market Value of Cumulative Shares

100 Shares Purchased December 31, 1985 - Cost: $2,000.00
378 Shares Currently Held December 31, 1995 - Market Value: $10,395.00

(Market Value of Cumulative Shares graph follows in printed version with years 1986 through 1995 on the X-axis and market values on the Y-axis in $2,500.00 increments ranging from $0 to $12,500.00. The graph is a horizontal bar graph. The co-ordinates, by year, which are presented in the table below are plotted on the previously described grid along with an accompanying legend for identification purposes.)

Cumulative Cash Dividends Declared

Total Cash Dividends Declared 1986 - 1995: $1,356.21

(Cumulative Cash Dividends Declared graph follows in printed version with years 1986 through 1995 on the X-axis and Dividends Declared on the Y-axis in $300.00 increments ranging from $0 to $1,500.00. The graph is horizontal bar graph. The co-ordinates, by year, which are presented in the table below are plotted on the previously described grid along with an accompanying legend for identification purposes.)


For the information of our shareholders, the bottom two graphs reflect a 10 year chronological record of stock and dividend performance following a hypothetical purchase of 100 shares of LNB Bancorp, Inc. stock without further reinvestment.

Purchase of 100 shares of LNB Bancorp, Inc. stock at $20.00 per share in 1985:

Total market value..........................$2,000.00

Through three stock splits and several stock dividends over the years, the shareholder in this example now owns 378 shares of LNB Bancorp, Inc. stock with a market value of $27.50 per share as of December 31, 1995.

Total market value.........................$10,395.00

In addition, our hypothetical shareholder would have benefited from the cash dividends declared on the stock.

Cumulative cash dividends declared ........ $1,356.21


(The data points used to plot the three (3) graphs previously described follows:

          NET INCOME     CUMMULATIVE         CUMULATIVE
YEAR      IN THOUSANDS   MARKET VALUE        CASH DIVIDENDS
1995      $5,003,000.00  $10,395.00          $1,356.21
1994      $4,432,000.00  $ 9,127.88          $1,152.09
1993      $4,029,000.00  $ 7,953.75          $  970.29
1992      $3,826,000.00  $ 6,431.00          $  805.09
1991      $3,512,000.00  $ 5,807.50          $  655.09
1990      $3,343,000.00  $ 5,320.00          $  518.03
1989      $3,217,000.00  $ 4,414.50          $  392.59

1988      $2,881,000.00  $ 3,815.00          $  277.05
1987      $2,562,000.00  $ 3,233.00          $  173.50
1986      $2,407,000.00  $ 2,729.50          $   84.46)

END PUBLISHED PAGE 32

HALF PAGE INSERT FRONT SIDE

Please detach postage-paid card(s) and return through U.S. Mail or to a Lorain National Bank office near you.

Two cards reading as follows:
To:
James F. Kidd
President and Chief Executive Officer
LNB Bancorp, Inc.
457 Broadway, Lorain Ohio 44052

Yes, I am interested in acquiring LNB Bancorp, Inc., stock and would like to be contacted by a stock broker when a stock purchase opportunity arises.

Name
Address
City    State    Zip      Phone

Number of Shares Requested

HALF PAGE INSERT BACK SIDE

Two postage paid postcards reading as follows:

Lorain National Bank
Attn: James F. Kidd
457 Broadway
Lorain Oh 44052-9986

COVER DESCRIPTION

Inside Back Cover

CUSTOMER SERVICE LOCATIONS
Bank Offices

  Amherst Office
  1175 Cleveland Avenue
  Amherst, Ohio
  (216) 988-4423

  Avon Lake Office
  240 Miller Road
  Avon Lake, Ohio
  (216) 933-2186

  Cleveland Street Office
  801 Cleveland Street
  Elyria, Ohio
  (216) 365-8397

  Kansas Avenue Office
  1604 Kansas Avenue
  Lorain, Ohio
  (216) 288-9151

  Lake Avenue Office
  42935 E. North Ridge Road
  Elyria, Ohio
  (216) 233-7196

  Main Office *
  457 Broadway
  Lorain, Ohio
  (216) 244-7185

  Sixth Street Drive-In
  200 Sixth Street
  Lorain, Ohio
  (216) 244-7242

  Oberlin Office
  40 East College Street
  Oberlin, Ohio
  (216) 775-1361

  Kendal at Oberlin Office
  600 Kendal Drive
  Oberlin, Ohio
  (216) 774-5400

  Olmsted Office
  27095 Bagley Road
  Olmsted Twp., Ohio
  (216) 235-4600

  Pearl Avenue Office
  2850 Pearl Avenue
  Lorain, Ohio
  (216) 277-1103

  Plaza Office**
  1147 Meister Road
  Lorain, Ohio
  (216) 282-9196

  W. 37th and Oberlin Avenue**
  Drive-In
  3660 Oberlin Avenue
  Lorain, Ohio
  (216) 282-9196

  Second Street Office
  221 Second Street
  Elyria, Ohio
  (216) 323-4621

  Vermilion Office
  4455 Liberty Avenue
  Vermilion, Ohio
  (216) 967-3124

  The Crossings of Westlake Office
  30210 Detroit Road
  Westlake, Ohio
  (216) 892-9696

  West Park Drive Office
  2130 West Park Drive
  Lorain, Ohio
  (216) 989-3131

Community-Based Automated Teller
Machine Locations

  Convenient Food Mart
  Cash Machine
  5375 West Erie Avenue
  Lorain, Ohio

  Lakeland Medical Center
  3700 Kolbe Road
  Lorain, Ohio

  Lorain County Community College
  1005 N. Abbe Road
  Elyria, Ohio

  Lowe's Home Improvement
  Warehouse
  620 Midway Boulevard
  Elyria, Ohio

  Route 60 and Sailorway Drive
  1317 State Route 60
  Vermilion, Ohio

  Lorain Community/St. Joseph
  Regional Health Center
  205 W. 20th Street
  Lorain, Ohio

  * Drive-up ATM is available at Sixth Street Drive-In. All other offices feature ATMs.

  **Plaza Office will be relocated to W. 37th & Oberlin Avenue in May 1996.

Outside back cover

Dark green background

LNB
Bancorp, Inc.

Beige lettering


END OF PUBLISHED LNB BANCORP, INC. 1995 ANNUAL REPORT